HellerEhrman

May 28, 2004



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
Direct: 852 2292 2222
Main 852.2292.2000
Fax 852.2292.2200

19063.0002

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JUN 07 2004 WASH. D.C. 155 SECTION

SUPPL

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

SEC FILE NO. 82-3853

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's notice of annual general meeting, dated April 28, 2004, published (in English language) in The Standard, and published (in Chinese language) in the Hong Kong Economic Times, both on April 28, 2004;

2. The Company's annual report 2003 with proxy form for the year ended December 31, 2003;

3. The Company's circular regarding proposals for re-election of directors, increase in authorized share capital, general mandate to repurchase shares and amendment to bye-laws, dated April 28, 2004;

4. The Company's announcement regarding appointment of director, dated April 15, 2004, published (in English language) in South China Morning Post, and published (in Chinese language) in the Hong Kong Economic Journal and Hong Kong Economic Times, all on April 16, 2004;

5. The Company's announcement regarding proposed amendments to bye-laws, dated April 15, 2004, published (in English language) in South China Morning Post, and published (in Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on April 16, 2004;

6. The Company's announcement of annual results for the year ended December 31, 2003, dated April 15, 2004, published (in English language) in South China Morning Post, and published (in Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on April 16, 2004;

7. The Company's announcement regarding the completion of 0.50 per cent. Guaranteed convertible bonds due 2009 by K. Wah International Finance Ltd., dated March 23, 2004, published (in English language) in South China Morning Post, and published (in Chinese language) in the Hong Kong Economic Times, both on March 24, 2004;

8. The Company's announcement regarding proposed issue of 0.50 per cent. Guaranteed convertible bonds due 2009 by K.Wah International Finance Limited - additional information, dated March 18, 2004, published (in English language) in South China Morning Post, and published (in Chinese language) in the Hong Kong Economic Times, both on March 19, 2004;

9. The Company's announcement regarding proposed issue of 0.50 per cent. Guaranteed convertible bonds due 2009 by K.Wah International Finance Limited, dated February 27, 2004, published (in English language) in South China Morning Post, and published (in Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on March 1, 2004; and

10. The Company's announcement regarding proposed issue of 0.50 per cent. Guaranteed convertible bonds due 2009 by K.Wah International Finance Limited convertible into ordinary shares of K. Wah International Holdings Ltd., dated February 25, 2004, published (in English language) in South China Morning Post, and published (in Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on February 26, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

h:\dlai\adr\19063\0001\32sec.doc



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

MAIL PROCESSING
RECEIVED
JUN 07 2004
WASH. D.C.
155 SECTION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 annual general meeting of shareholders of K. Wah International Holdings Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 31st May 2004 at 11:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2003;
2. To declare a final dividend for the year ended 31st December 2003;
3. To elect directors and fix the directors' remuneration;
4. To re-appoint auditors and authorise the directors to fix their remuneration;
5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "**THAT** the authorised share capital of the Company be and is hereby increased from HK$388,800,000 to HK$500,000,000 by the creation of 1,112,000,000 additional shares of HK$0.10 each, such additional shares to rank pari passu in all respects with the existing shares of HK$0.10 each in the capital of the Company."

5.2 "**THAT**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) to be held; and

(iii) *the revocation or variation of the authority given by this* Resolution by an ordinary resolution of the shareholders in general meeting."

5.3 "**THAT**

(a) subject to *paragraph (c) below and subject to the consent of the* Bermuda Monetary Authority, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights *issue, or (ii) the exercise of rights of subscription or conversion under* the terms of any securities which are convertible into shares of the Company, or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of:

(aa) *20% of the aggregate nominal amount of the share capital of* the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital *of the Company repurchased by the* Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or The Companies Act 1981 of Bermuda (as amended) *to be held*;

(iii) the revocation or variation of the approval given by this Resolution by an ordinary resolution of the shareholders in general meeting; and

"Rights issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.4 "**THAT** the directors of the Company be and they are hereby authorised to *exercise the powers of the Company referred to in paragraph (a) of the resolution* set out as resolution 5.3 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

6. As special business, to consider and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the Bye-laws of the Company be and are hereby amended in the following manner:

(a) by adding the following definitions in Bye-law 1 immediately before the definition of "Bermuda":

""associate" in relation to any Director, shall have the meaning ascribed to it under Rule 1.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force;

"clearing house" shall mean a recognized clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any amendments thereto for the time being in force;";

(b) by amending Bye-law 96(A) as follows:

(i) deleting the words "Where a member and/or warrantholder is a recognised clearing house (or its nominees) within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" in the first, second, third and fourth lines of Bye-law 96(A) and substituting therefor the words "Where a member and/or warrantholder is a clearing house (or its nominee)"; and

(ii) deleting the word "recognised" in the thirteenth line of Bye-law 96(A);

(c) *by adding the following new Bye-law 96(B) immediately after Bye-law 96(A):*

"Where any member is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(d) by adding the words ", but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting" at the end of Bye-law 100;

(e) by deleting the existing Bye-law 108(B)(ii) in its entirety and substituting therefor the following Bye-law 108(B)(ii):

"(ii) Subject to such exceptions specified in the bye-laws as The Stock Exchange of Hong Kong Limited may approve, a Director shall not vote on any board resolution approving or be counted in the quorum in respect of any contract or arrangement in which he or any of his associate(s) is to his knowledge materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:

(a) any contract, arrangement or proposal for the giving to the Director or his associate(s) any security or indemnity in respect of money lent by him or them or obligations undertaken by him or them at the request of or for the benefit of the Company or any of its subsidiaries; and/or

(b) any contract, arrangement or proposal for the giving of any security or indemnity to a third party in respect of a debt or *obligation of the Company or any of its subsidiaries for which* the Director or his associate(s) has himself or themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(c) any contract, arrangement or proposal in relation to an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or to be interested as a participant in *the underwriting or sub-underwriting of the offer; and/or*

(d) any contract, arrangement or proposal in relation to or concerning any other company in which the Director or his associate(s) is/are interested only as an officer(s) or executive(s) of that other company; and/or

(e) any contract, arrangement or proposal in relation to or concerning any other company in which the Director or his associate(s) is/are beneficially interested as a holder(s) of shares or other securities of that company Provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of such issued shares or securities or the voting rights attaching to such issued shares or securities; and/or

(f) any contract, arrangement or proposal in relation to or concerning the adoption, modification or operation of any executive and/or employee share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; and/or

(g) any contract, arrangement or proposal in relation to or *concerning the adoption, modification or operation of a* pension fund or retirement, death or disability benefits scheme which relates both to the Directors, their associates and employees of the Company or any of its subsidiaries or its associated companies and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(h) any contract, arrangement or proposal in which the Director or his associate(s) is/are interested in the same manner as other *holders of shares or debentures or other securities of the* Company by virtue only of his/their interest(s) in shares or debentures or other securities of the Company."

(f) by adding the words "and/or his associate(s)" after the words "(other than the chairman of the meeting)" in the second and third lines of Bye-law 108(B)(iii), *adding the words "and/or his associate(s)" after the words "of the Director" in the* tenth line of Bye-law 108(B)(iii) and adding the words "and/or his associate(s)" after the words "chairman" in the eighteenth line of Bye-law 108(B)(iii); and

(g) by adding the sentence "The period for lodgment of the said notice under this Bye-law shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days." after the word "meeting." in the eighth line of Bye-law 114."

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 28th April 2004

Notes:

1. The registers of members will be closed from 24th May 2004 to 31st May 2004, both days inclusive, during which period no transfer of shares will be effected.
2. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the *Company*.
3. A form of proxy for use in connection with the annual general meeting is enclosed with the Annual Report posted to the members. The form of proxy shall be deposited at the principal office of the Company in Hong Kong not less than 48 hours before the time for holding the meeting.
4. Concerning agenda item 3 above, Mr. Lennon Lun Tsan Kau, Ms. Paddy Tang Lui Wai Yu and Dr. Robin Chan Yau Hing will retire by rotation and, being eligible, offer themselves for re-election at the Annual General Meeting. Mr. William Lo Chi Chung, being a new director appointed by the Board, shall hold office until the Annual General Meeting and being eligible, offers himself for re-election. Details of the above Directors are set out in the circular enclosed with the Annual Report.
5. Concerning agenda item 5.1 above, the directors wish to draw the attention of members to the circular enclosed with the Annual Report.
6. Concerning agenda item 5.2 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors *is set out in the circular enclosed with the Annual Report.*
7. Concerning agenda item 5.3 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal with additional shares in the capital of the Company.
8. Concerning agenda item 6 above, *the directors wish to draw the attention of members to* the circular enclosed with the Annual Report which contains, inter alia, reasons for amending the Bye-laws.



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

股東週年大會通告

茲訂於二零零四年五月三十一日星期一上午十一時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層翡翠廳召開二零零四年度嘉華國際集團有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零三年十二月三十一日止年度之賬目及董事會與核數師報告書；

2. 宣派截至二零零三年十二月三十一日止年度之末期股息；

3. 選舉董事，及釐定董事袍金；

4. 重聘核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1 「動議藉增設1,112,000,000股每股面值港幣0.10元之額外股份，將本公司之法定股本由港幣388,800,000元增加至港幣500,000,000元，該等額外股份將在各方面與本公司股本中每股面值港幣0.10元之現有股份享有同等權利。」

5.2 「動議：

(甲) 在下文(乙)段之規限下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦應以此為限；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司組織章程細則及1981年百慕達公司條例(修訂)規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

5.3 「動議：

(甲) 在下文(丙)段之限制下，及根據百慕達金融管理局之批准下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時被本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似之安排，或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部份股息者除外)，不得超過：

(甲甲) 本公司於通過本議案之日已發行股本面值總額百分之二十；另加

(乙乙) (倘董事會獲本公司股東根據一項獨立之普通決議案授權)本公司於本議案獲通過後所購回之本公司股本面值總額(以通過本議案之日本公司已發行股本面值總額百分之十為限)，

而本公司董事會上文所獲賦予之批准亦須受此限制；及

(丁) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司組織章程細則及1981年百慕達公司條例(修訂)規定本公司下年度股東週年大會應予召開之期限屆滿時；

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.4 「動議授權本公司董事會，就載有本議案之大會通告內第5.3項議案(丙)段(乙乙)分段所述之本公司股本，行使該議案(甲)段所述之權力。」

6. 作為特別事項考慮下列議案，如認為適當，即通過為特別決議案：

「動議將本公司之公司細則按下列方式作出修訂：

(甲) 於緊接公司細則第1條內有關「百慕達」之定義之前，加入如下定義：

「「聯繫人」就有關任何董事，按香港聯合交易所有限公司證券上市規則第1.01條及其不時生效之任何修訂所賦予的涵義。

「結算所」指根據證券及期貨條例(香港法例第571章)附表1第1部及其不時生效之任何修訂所界定之認可之結算所。」

(乙) 修訂公司細則第96(A)條如下：

(i) 刪除公司細則第96(A)條第一、二、三及四行的字句「倘一名股東及／或認股權證持有人為一家認可結算所(或其代理人)(定義見香港法律第420章證券及期貨(結算所)條例)」，並以字句「倘一名股東及／或認股權證持有人為一家結算所(或其代理人)」代替；及

(ii) 刪除公司細則第96(A)條第十三行的字眼「認可」；

(丙) 於緊隨公司細則第96(A)條之後，加入下列新公司細則96(B)條：

「凡任何股東須按香港聯合交易所有限公司證券上市規則於任何特定決議案上放棄表決權或限於投任何特定決議案的贊成或反對票，任何違反有關規定或限制的股東投票或代表有關股東投票，將不能被計入表決結果內。」；

(丁) 於公司細則第100條末，加入字句「，但無須在決定於該次大會上輪值告退之董事時被列入考慮之列」；

(戊) 刪除現有公司細則第108(B)(ii)條全文，並以下列公司細則第108(B)(ii)條代替：

「(ii) 除了經香港聯合交易所有限公司可能批准該等公司細則指定之例外情況外，董事不得對任何批准彼或(據彼所知)其任何聯繫人擁有重大利益之任何合約或安排之董事會決議案作出投票，倘該董事進行投票，其投票不予計算在內，惟此項限制不適用於：

(a) 就董事或其任何聯繫人應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益借出款項或招致或作出承擔，向董事或彼等提供任何抵押或賠償保證之合約、安排或建議；及／或

(b) 就本公司或其任何附屬公司之債項或承擔，向第三方提供任何抵押或賠償保證之合約、安排或建議，而董事或其聯繫人本身已根據一項擔保或彌償保證或藉提供抵押就該等債項單獨或共同承擔責任；及／或

(c) 有關提呈發售或由本公司或任何其他本公司可能創立或擁有權益之公司提呈發售本公司或本公司可能創立或擁有權益之公司之股份或債券或其他證券以供認購或購買之任何合約、安排或建議，而董事或其聯繫人因參與發售之包銷或分包銷而於其中擁有或將擁有權益；及／或

(d) 任何關於董事或其聯繫人僅以高級職員或行政人員身份而擁有權益之任何其他公司之任何合約、安排或建議；及／或

(e) 任何關於董事或其聯繫人作為任何其他公司之股份或證券之持有人而實益擁有其權益之該公司之任何合約、安排或建議，惟該董事及其任何聯繫人並無合共實益擁有該公司已發行股份或任何類別證券或該等已發行股份或證券附帶之投票權之5%或以上；及／或

(f) 任何關於採納、修訂或執行任何行政人員及／或僱員股份計劃或任何股份獎勵或認股權計劃(董事或其聯繫人可從中取得利益)之合約、安排或建議；及／或

(g) 任何關於或涉及採納，修訂或執行任何涉及本公司或其任何附屬公司或聯營公司之董事、其聯繫人及僱員之養老基金或退休、身故或傷殘福利計劃之合約、安排或建議，而該等計劃或基金並無給予任何董事或其聯繫人任何與該等計劃或基金有關之類別人士一般未獲賦予之特權或利益；及／或

(h) 董事或其聯繫人僅因彼／彼等於本公司之股份或債券或其他證券之權益而擁有與其他本公司之股份或債券或其他證券持有人相同之權益之合約、安排或建議。」；

(己) 於公司細則第108(B)(iii)條第二及三行的字句「(大會主席除外)」後，加入字句「及／或其聯繫人」，於公司細則第108(B)(iii)條第十行的字眼「董事」後，加入字句「及／或其聯繫人」及於第十八行的字眼「主席」後，加入字句「及／或其聯繫人」；及

(庚) 於公司細則第114條第八行的字句「會議。」後，加入字句「按照本公司細則呈交該等通知之期間為發出指定進行董事選舉之股東大會通告後翌日起至該股東大會日期前七日，惟該段期間不得短於七日。」

承董事會命
還鉅南
公司秘書

香港，二零零四年四月二十八日

附註：

一、本公司將於二零零四年五月二十四日至二零零四年五月三十一日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

三、股東週年大會之代表委任表格已隨年報郵寄予股東。代表委任表格須於大會召開前最少四十八小時送達本公司位於香港之主要辦事處。

四、關於上述議案第3項，倫贊球先生、鄧呂慧瑜女士及陳有慶博士將於股東週年大會輪席告退，但表示如再度獲選，願繼續留任。由董事會委任的新任董事羅志聰先生之任期於股東週年大會屆滿，但表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨年報附上之本公司通函。

五、關於上述議案第5.1項，董事會懇請股東細閱隨年報附上之本公司通函。

六、關於上述議案第5.2項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨年報附上。

七、關於上述議案第5.3項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內新增股份。

八、關於上述議案第6項，董事會懇請股東細閱隨年報附上之本公司通函，該通函載有(其中包括)修訂公司細則之理由。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular should be read in conjunction with the accompanying Annual Report for the year ended 31st December 2003.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, INCREASE IN AUTHORISED SHARE CAPITAL, GENERAL MANDATE TO REPURCHASE SHARES AND AMENDMENT TO BYE-LAWS

28th April 2004

CONTENTS

DEFINITIONS 1

LETTER FROM THE BOARD 2

Introduction 2

Re-election of Directors 3

Increase in Authorised Share Capital 3

General Mandate to Repurchase Shares 3

Amendment to Bye-laws 3

Notice of meeting 4

Recommendation 4

General information 5

APPENDIX I — DIRECTORS PROPOSED TO BE RE-ELECTED 6

APPENDIX II — EXPLANATORY STATEMENT 8

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 31st May 2004 at 11:30 a.m.
"Annual Report"	the Annual Report of the Company for the year ended 31st December 2003
"Bye-laws"	the Bye-laws of the Company
"Board"	the board of Directors
"Company"	K. Wah International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	21st April 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Securities and Futures Ordinance"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Managing Director)*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Eddie Hui Ki On, GBS, CBE, QPM, CPM
William Lo Chi Chung
Paddy Tang Lui Wai Yu

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Alex Wu Shu Chih, CBE, LLD, JP*
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH*
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

28th April 2004

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, INCREASE IN AUTHORISED SHARE CAPITAL, GENERAL MANDATE TO REPURCHASE SHARES AND AMENDMENT TO BYE-LAWS

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting relating to (i) the re-election of Directors; (ii) the proposed increase in authorised share capital of the Company; (iii) the granting to the Directors of general mandate for the repurchase of Shares representing up to 10% of the Company's issued share capital as at the date of passing of such resolution; and (iv) the proposed amendment to the Bye-laws.

RE-ELECTION OF DIRECTORS

Pursuant to Bye-law 109(A) of the existing Bye-laws, Mr. Lennon Lun Tsan Kau, Ms. Paddy Tang Lui Wai Yu, Dr. Robin Chan Yau Hing shall retire by rotation at the Annual General Meeting. In addition, Mr. William Lo Chi Chung, being a Director appointed by the Board, will hold office only until the Annual General Meeting pursuant to Bye-law 100 of the existing Bye-laws. All retiring Directors are eligible for re-election.

Details of the Directors proposed to be re-elected are set out in Appendix I to this circular.

INCREASE IN AUTHORISED SHARE CAPITAL

At the Annual General Meeting, an ordinary resolution will be proposed to increase the authorised share capital of the Company from HK$388,800,000 divided into 3,888,000,000 Shares to HK$500,000,000 divided into 5,000,000,000 Shares.

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 23rd May 2003, an ordinary resolution was passed in relation to the granting of a general mandate to the Directors to repurchase Shares not exceeding 10% of the issued share capital of the Company as at that date ("Existing Repurchase Mandate").

The Existing Repurchase Mandate will expire upon the conclusion of the Annual General Meeting. The Directors consider that the Existing Repurchase Mandate increases the flexibility of the Board in managing the Company's affairs and is in the interests of the Shareholders, and that the same shall continue to be adopted by the Company.

A new general mandate to repurchase Shares representing up to 10% of the issued share capital of the Company as at the date of passing of such the resolution as set out in Resolution 5.2 in the notice of the Annual General Meeting will be proposed at the Annual General Meeting ("New Repurchase Mandate").

With reference to the proposed New Repurchase Mandate, the Directors wish to state that they have no immediate plans to repurchase any Shares.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolution 5.2 to be proposed at the Annual General Meeting in relation to the New Repurchase Mandate are set out in Appendix II to this circular.

AMENDMENT TO BYE-LAWS

On 30th January 2004, the Stock Exchange announced certain amendments to the Listing Rules (most of which have come into effect on 31st March 2004) relating to corporate governance issues, initial listing criteria and continuing listing obligations. Amongst the amendments are amendments to Appendix 3 and Appendix 13A to the Listing Rules which set out the requirements with which the Bye-laws (or equivalent document) of all companies listed on the Stock Exchange must comply. All companies incorporated in Bermuda which are listed on the Stock Exchange are required to amend their Bye-laws (or equivalent document) to ensure compliance with the amended provisions of Appendix 3 and Appendix 13A to the Listing Rules at the earliest opportunity and in any event no later than the conclusion of their next annual general meeting.

Accordingly, a special resolution will be proposed at the Annual General Meeting to approve the amendment to Bye-laws. Details of the proposed amendments to the Bye-laws are set out in Resolution 6 in the notice of the Annual General Meeting. The following is a summary of the major proposed amendments to the existing Bye-laws:

(i) new definition of "associate" under the Listing Rules is introduced;

(ii) where any member is, under the Listing Rules, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted;

(iii) Directors shall abstain from voting on any board resolution approving any matter in which they or any of their associates have a material interest and are not to be counted towards the quorum of the relevant board meeting except otherwise provided in the Bye-laws and the Listing Rules; and

(iv) the period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting.

NOTICE OF MEETING

Notice of the Annual General Meeting is set out in the Annual Report sent to Shareholders on the same date as this circular. A proxy form for use at the Annual General Meeting is enclosed with the Annual Report. Whether or not you are able to attend the meeting, you are reminded to complete the proxy form in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible and, in any event, so as to be received by the Company not less than 48 hours before the time appointed for the holding of the meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting in person at the meeting if you so wish.

According to Bye-law 78 of the existing Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded: (i) by the chairman of the general meeting; or (ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or (iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors consider that the re-election of Directors, the proposed increase in authorised share capital, the New Repurchase Mandate and the amendment to Bye-laws are each in the best interests of the Company, and accordingly, recommend all Shareholders to vote in favour of such resolutions to be proposed at the Annual General Meeting.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Lui Che Woo
Chairman

The details of the Directors proposed to be re-elected at the Annual General Meeting are set out below:

Mr. Lennon Lun Tsan Kau, aged 49, joined the Group in 1999 and has been an executive director and the Deputy Managing Director of the Company since 2001. He is also a director of a number of subsidiaries of the Company.

Mr. Lun holds a master of science degree from the University of California, Berkeley and a master of business administration degree from the University of Hong Kong. He is an independent non-executive director of Applied International Holdings Limited. Besides, he was an independent non-executive director of Macro-Link International Holdings Limited (formerly known as Applied (China) Limited) and resigned on 3rd March 2004. Both companies are listed on the Stock Exchange.

Mr. Lun's service contract did not provide for a specified length of service period. His emoluments comprise an annual salary including allowances of HK$2,010,960, a director's fee to be proposed by the Board and approved by shareholders of the Company at annual general meeting, discretionary share options and discretionary bonus. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Lun does not have any relationships with any director, senior management or substantial or controlling shareholder of the Company. As at the Latest Practicable Date, he has interest in 1,554,000 share options of the Company. Save as disclosed in this circular, Mr. Lun has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. Paddy Tang Lui Wai Yu, aged 50, joined the Group in 1980 and has been an executive director of the Company since 1989. She is also an executive director of K. Wah Construction Materials Limited, a listed subsidiary of the Company. In addition, she is also a director of a number of subsidiaries of the Company.

Ms. Tang holds a Bachelor of commerce degree from McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales.

There is no service contract between the Company and Ms. Tang. Her emoluments comprise an annual salary including allowances of HK$1,303,560, a director's fee to be proposed by the Board and approved by shareholders of the Company at annual general meeting, discretionary share options and discretionary bonus. Her emoluments are determined by reference to her duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Ms. Tang is a daughter of Dr. Lui Che Woo, Chairman and controlling shareholder of the Company. As at the Latest Practicable Date, she has interest in 1,241,524,624 Shares (including deemed interest) and 2,739,000 share options of the Company. Save as disclosed in this circular, Ms. Tang has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Dr. Robin Chan Yau Hing, GBS, LLD, JP, aged 71, has been an independent non-executive director of the Company since 1989.

Dr. Chan is a banker with over 40 years of experience. He is the Chairman and Managing Director of Asia Financial Holdings Limited, which is the holding company of Asia Commercial Bank Limited and Asia Insurance Company Limited. He is also a director of Liu Chong Hing Bank Limited and numerous other companies. He is a Deputy to the Chinese National People's Congress and is the Ex-officio Life Hon. Chairman of The Chinese General Chamber of Commerce, Hong Kong.

There is no service contract between the Company and Dr. Chan. He is entitled to an annual director's fee to be proposed by the Board and approved by shareholders of the Company at annual general meeting, which is determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Dr. Chan does not have any relationships with any director, senior management or substantial or controlling shareholder of the Company. As at the Latest Practicable Date, he has interest in 271,181 Shares and 150,000 share options of the Company. Save as disclosed in this circular, Dr. Chan has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. William Lo Chi Chung, aged 44, joined the Group in 2003 and holds the position of Group Finance Director. Mr. Lo is also an executive director of K. Wah Construction Materials Limited, a listed subsidiary of the Company.

Mr. Lo holds a Master degree in Business Administration from University of Warwick in the UK and a Professional Diploma in Accountancy from Hong Kong Polytechnic. He is a fellow member of Hong Kong Society of Accountants and a fellow member of Chartered Association of Certified Accountants and has over 20 years of broad experience in auditing, accounting, financial management, corporate finance and strategic planning. He was an executive director of Group Sense (International) Limited, a listed company, from 1996 to 2003.

Mr. Lo's service contract did not provide for a specified length of service period. His emoluments comprise an annual salary including allowances of HK$1,700,000, a director's fee to be proposed by the Board and approved by shareholders of the Company at annual general meeting, discretionary share options and discretionary bonus. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Lo does not have any relationships with any director, senior management or substantial or controlling shareholder of the Company. As at the Latest Practicable Date, he has interest in 100,000 Shares. Save as disclosed in this circular, Mr. Lo has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the Annual General Meeting in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,981,125,748 Shares. As at the same date, there are outstanding share options granted under the Company's share option schemes to subscribe for 36,760,000 Shares and convertible bonds which are convertible into an aggregate of 384,115,555 Shares.

Subject to the passing of the resolution granting the proposed mandate to repurchase Shares and on the basis that no further Shares are issued (whether generally or pursuant to the exercise of the subscription rights attaching to the outstanding options or the conversion rights attaching to the convertible bonds) or repurchased before the Annual General Meeting, the Company will be allowed to repurchase a maximum of 198,112,574 Shares during the period ending on the earlier of the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required to be held by law or the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from the Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases may, depending on market conditions, and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31st December 2003, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, there might be a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the mandate to repurchase Shares to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited financial statements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

FUNDING OF REPURCHASES

Repurchases made pursuant to the proposed mandate to repurchase Shares would be funded out of funds legally available for the purpose in accordance with the Bye-laws and the applicable laws of Bermuda.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, 1,236,885,458 Shares, representing approximately 62.43% of the issued share capital of the Company, were held by the discretionary trusts ("Discretionary Trusts") established by Dr. Lui Che Woo as founder. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the Discretionary Trusts, are deemed to be interested in those Shares held by the Discretionary Trusts. Besides, apart from the shareholding interest disclosed hereinabove, these three directors had an aggregate interest (including family interests and corporate interests) in 49,815,910 Shares representing approximately 2.51% of the issued share capital of the Company.

Based on the above shareholding interests, in the event that the power to repurchase Shares pursuant to the New Repurchase Mandate is exercised in full and taking no account of the exercise of outstanding options or the conversion of the convertible bonds, the aforesaid interests of Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu would be increased to approximately 72.16% of the issued share capital of the Company and the Shares held by the public will not fall below 25% of the total number of Shares in issue. The Directors are not aware of any consequence which would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

SHARE PRICE

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the past twelve months preceding the Latest Practicable Date:

Month	Highest *(HK$)*	Lowest *(HK$)*
2003		
April	0.72	0.63
May	0.71	0.66
June	0.73	0.68
July	0.79	0.69
August	1.12	0.80
September	1.20	1.02
October	1.19	1.08
November	1.12	1.06
December	1.38	1.10
2004		
January	1.77	1.36
February	1.90	1.62
March	1.83	1.63

REPURCHASE OF SHARES

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their associates currently intend to sell Shares to the Company or its subsidiaries.

No connected persons of the Company, as defined in the Listing Rules, have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase Shares in accordance with the Listing Rules and the applicable laws of Bermuda.

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔責任。

閣下如對本通函任何部分或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之 K. Wah International Holdings Limited 嘉華國際集團有限公司股份，應立即將本通函送交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函應連同隨附截至二零零三年十二月三十一日止年度之年報一併閱讀。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

重選董事、
增加法定股本、
購回股份之一般授權
及修改公司細則
之建議

二零零四年四月二十八日

目　錄

釋義 1

董事會函件 2

　　緒言 2

　　重選董事 3

　　增加法定股本 3

　　購回股份之一般授權 3

　　修改公司細則 3

　　大會通告 4

　　推薦意見 4

　　一般資料 5

附錄一 — 擬重選留任之董事 6

附錄二 — 說明函件 8

於本通函內，除非文義另有所指，否則下列詞彙將具有以下涵義：

「股東週年大會」	指	本公司於二零零四年五月三十一日(星期一)上午十一時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店BI層藝萃廳舉行之股東週年大會
「年報」	指	本公司截至二零零三年十二月三十一日止年度之年報
「公司細則」	指	本公司之公司細則
「董事會」	指	董事會
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零四年四月二十一日，即本通函付印前就確定其中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「證券及期貨條例」	指	香港法例第五百七十一章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.10元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港幣」	指	香港法定貨幣港元



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(董事總經理)
倫贊球(副董事總經理)
許淇安，GBS，CBE，QPM，CPM
羅志聰
鄧呂慧瑜

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
吳樹熾博士，CBE，LLD，太平紳士*
黃乾亨博士，GBS，太平紳士，LLD，DH*
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啟者：

重選董事、
增加法定股本、
購回股份之一般授權
及修改公司細則
之建議

緒言

本通函旨在向　閣下提供即將在股東週年大會上提呈之決議案之資料。該等決議案為有關建議(i)重選董事；(ii)增加法定股本；(iii)授予董事購回最多佔截至該決議案通過當日之本公司已發行股本10%之股份之一般授權；及(iv)建議修改公司細則。

重選董事

根據現有公司細則第109(A)條，倫贊球先生、鄧呂慧瑜女士及陳有慶博士須於股東週年大會上輪席告退。此外，羅志聰先生乃董事會委任之董事，根據現有公司細則第100條，彼之任期將於股東週年大會屆滿。所有退任董事均合資格重選留任。

擬重選留任董事之詳細資料載於本通函之附錄一內。

增加法定股本

本公司將於股東週年大會上提呈一項普通決議案，將本公司法定股本由港幣388,800,000元(分為3,888,000,000股股份)增至港幣500,000,000元(分為5,000,000,000股股份)。

購回股份之一般授權

本公司已於二零零三年五月二十三日舉行之本公司股東週年大會上通過一項普通決議案，有關授予董事購回不多於截至該決議案當日之本公司已發行股本10%股份之一般授權(「現有購回授權」)。

現有購回授權將於股東週年大會結束時屆滿。董事認為現有購回授權增加董事會處理本公司事務之靈活性，並符合股東之利益，而本公司應繼續採納該項授權。

本公司將於股東週年大會上提呈一項新一般授權，以按照股東週年大會通告所載第5.2項決議案所述購回最多佔截至該決議案通過當日本公司已發行股本10%之股份(「新購回授權」)。

關於該項建議新購回授權，董事謹此表明彼等現時並無計劃根據授權購回任何股份。

本通函附錄二收錄一份説明函件，其載有上市規則規定之資料，讓股東能在知情之情況下，決定投票贊成或反對將於股東週年大會上提呈關於建議新購回授權之第5.2項決議案。

修改公司細則

於二零零四年一月三十日，聯交所宣佈對上市規則作出若干修訂(大部份於二零零四年三月三十一日正式生效)，其涉及企業管治事宜、首次上市準則及持續上市責任。其中，對上市規則附錄三及附錄十三A作出之修訂，列明所有聯交所上市公司之公司細則(或相等之文件)均需要遵守之規定。所有於百慕達註冊成立並在聯交所上市的公司，均需要修改其公司細則(或相等之文件)，以確保在最早時間(並無論如何不得遲於下屆股東週年大會結束時)遵守上市規則附錄三及附錄十三A之修訂條文。

因此，本公司將於股東週年大會上提呈一項特別決議案，以批准修改公司細則。建議修改公司細則之詳情載於股東週年大會通告內第6項決議案。下文為現有公司細則之主要建議修訂摘要：

(i) 加入上市規則內「聯繫人」之新釋義；

(ii) 倘任何股東根據上市規則需就任何特定決議案放棄投票，或受到任何限制，僅能投票贊成或反對任何特定決議案，則該名股東或其代表人之投票如抵觸有關規定或限制，將不能計算入票數內；

(iii) 董事不得就批准彼等或彼等任何聯繫人擁有重大利益之任何事項之董事會決議案投票，亦不得就此計算入有關董事會會議之法定人數內，惟公司細則及上市規則另有規定之情況除外；及

(iv) 股東發出提名董事通知之期間由不早於有關舉行選舉之股東大會通告寄發翌日開始，及不遲於該股東大會舉行日期前七日結束。

大會通告

股東週年大會通告載於與本通函同日寄發予股東之年報內。年報隨附股東週年大會適用之代表委任表格。不論 閣下能否出席大會，務請按照印備之指示填妥代表委任表格，並盡快於大會指定舉行時間最少48小時前交回本公司之主要營業地點，地址為香港北角渣華道191號嘉華國際中心29樓。 閣下填妥及交回代表委任表格後，仍可依願親身出席大會及於會上投票。

根據現有公司細則第78條，於任何股東大會上，除非：(i)股東大會主席；或(ii)最少三名當時有權於大會上投票而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或(iii)佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或(iv)持有附有權利可於大會投票之本公司股份(已繳足股款相當於該等附有權利可於大會投票之股份之繳足股款總額不少於十分之一)而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東要求以投票表決(於宣佈舉手表決之結果前或當時或撤回其他投票表決之要求時提出)，否則提呈大會之決議案應以舉手表決之方式通過。

推薦意見

董事認為重選董事、建議增加法定股本、新購回授權及修改公司細則均符合本公司之最佳利益。故此，董事建議全體股東投票贊成將於股東週年大會上提呈之該等決議案。

一般資料

本通函各附錄載有其他資料，敬希垂注。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零四年四月二十八日

擬於股東週年大會上重選留任董事之詳細資料載列如下：

倫贊球先生，四十九歲，於一九九九年加入本集團。彼於二零零一年起出任為本公司之執行董事及副董事總經理。彼亦為本公司多間附屬公司之董事。

倫先生持有加州柏克萊大學電子及電腦碩士學位及香港大學工商管理碩士學位。彼為實力國際集團有限公司之獨立非執行董事。此外，彼亦為新華聯國際控股有限公司(前稱實力中國投資有限公司)之獨立非執行董事，惟已於二零零四年三月三日辭任。兩間公司均於聯交所上市。

倫先生之服務合約並無訂明服務年期。彼之酬金包括年薪及津貼港幣2,010,960元、由董事會建議並經股東在股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

倫先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於最後實際可行日期，彼擁有本公司1,554,000份認股權之權益。除本通函所披露者外，倫先生並沒有根據證券及期貨條例第XV部所指的股份權益。

鄧呂慧瑜女士，五十歲，於一九八零年加入本集團，並於一九八九年起出任為本公司之執行董事。彼亦為嘉華建材有限公司(本公司之上市附屬公司)之執行董事。此外，彼亦為本公司多間附屬公司之董事。

鄧女士持有加拿大麥基爾大學商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。

鄧女士與本公司並無訂立服務合約。彼之酬金包括年薪及津貼港幣1,303,560元、由董事會建議並經股東在股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

鄧女士為本公司主席兼控股股東呂志和博士之女兒。於最後實際可行日期，彼擁有本公司1,241,524,624股股份(包括被視為擁有之權益)及2,739,000份認股權之權益。除本通函所披露者外，鄧女士並沒有根據證券及期貨條例第XV部所指的股份權益。

陳有慶博士，GBS，LLD，太平紳士，七十一歲，於一九八九年起出任為本公司之獨立非執行董事。

陳博士具有超過四十年銀行工作經驗，現任亞洲金融集團(控股)有限公司之主席兼董事總經理，而該公司為亞洲商業銀行有限公司及亞洲保險有限公司之控股公司。彼亦為廖創興銀行有限公司及其他多家公司之董事。彼為中華人民共和國全國人民代表大會之代表及香港中華總商會當然永遠榮譽會長。

陳博士與本公司並無訂立服務合約。彼有權收取由董事會建議並經股東在股東週年大會上批准之董事袍金。彼之董事袍金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

陳博士與本公司任何董事、高級管理層或主要或控股股東並無關係。於最後實際可行日期，彼擁有本公司271,181股股份及150,000份認股權之權益。除本通函所披露者外，陳博士並沒有根據證券及期貨條例第XV部所指的股份權益。

羅志聰先生，四十四歲，於二零零三年加入本集團，現為集團財務董事。羅先生亦為嘉華建材有限公司(本公司之上市附屬公司)之執行董事。

羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於審計、會計、財務管理、企業融資及策略規劃方面擁有逾二十年之廣泛經驗。彼於一九九六年至二零零三年間出任權智(國際)有限公司(為一間上市公司)執行董事之職務。

羅先生之服務合約並無訂明服務年期。彼之酬金包括年薪及津貼港幣1,700,000元、由董事會建議並經股東在股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

羅先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於最後實際可行日期，彼擁有本公司100,000股股份之權益。除本通函所披露者外，羅先生並沒有根據證券及期貨條例第XV部所指的股份權益。

本附錄載有上市規則規定說明函件所須載列之資料，讓股東能在知情之情況下就投票贊成或反對將於股東週年大會上提呈關於建議購回授權之決議案作出決定。

股本

於最後實際可行日期，本公司之已發行股本包括1,981,125,748股股份。於同日，根據本公司認股權計劃授出且尚未行使之認股權可認購36,760,000股股份，以及一批合共可轉換為384,115,555股股份之可換股債券。

待授予購回股份之建議授權之決議案獲通過後，按於股東週年大會前並無進一步發行(不論為一般性或因行使尚未行使認股權所附之認購權或可換股債券之所附之轉換權而發行)或購回股份之基準計算，於截至本公司下屆股東週年大會結束或法例規定本公司須舉行下屆股東週年大會之日或股東於股東大會上以決議案撤銷或修改有關授權之日(以較早者為準)止之期間內，本公司可購回最多達198,112,574股股份。

進行購回之理由

董事相信，尋求股東授予一般授權以便本公司可於聯交所購回股份，乃符合本公司及股東之最佳利益。購回可提高本公司資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事認為購回將有利於本公司及股東時方會進行。

董事目前無意購回任何股份，且彼等僅會於彼等認為購回符合本公司之整體利益，及可以在對本公司有利之購回股份條款之情況下行使購回權力。根據本公司於二零零三年十二月三十一日(即本公司最近期之經審核賬目編製完成之日)之綜合財務狀況所示，董事認為倘按現行之市價全面行使一般授權購回股份，或會對本公司之營運資金及資本負債比率造成重大不利影響。然而，倘行使購回授權對本公司之營運資金需求(相對於最近期刊發之經審核財務報表所披露之狀況)或董事不時認為本公司適宜具備之資本負債比率造成重大不利影響，則董事不擬在此情況下行使購回授權。

用以購回之款項

根據公司細則及百慕達適用法律之規定，根據購回股份之建議授權進行購回所需資金須由合法可作此用途之資金所提供。

收購守則之影響

倘因為購回股份，一名股東所佔本公司投票權之權益比例增加，則就收購守則第32條及購回守則第6條而言，該項權益增加將被視為一項收購事項。因此，視乎股東權益之增加幅度，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，由呂志和博士作為創辦人設立之多個全權信託(「全權信託」)持有1,236,885,458股股份(佔本公司已發行股本約62.43%)。呂志和博士、呂耀東先生與鄧呂慧瑜女士為該等全權信託之直接或間接之可能受益人，因而被視為於該等由全權信託持有該等公司股份。此外，除了上述之股權外，該三位董事合共擁有49,815,910股股份之權益(包括家族權益及公司權益)，約佔本公司已發行股本約2.51%。

根據上述持股權益，倘根據新購回授權行使全部權力購回股份，及在並無計及行使尚未行使之認股權或轉換可換股債券之情況下，呂志和博士、呂耀東先生與鄧呂慧瑜女士於前述之權益將增至持有本公司已發行股本權益約72.16%，而公眾人士持有之股份將不會低於已發行股份總數之25%。董事並不知悉有任何情況會導致須根據收購守則第26條之規定提出強制性收購建議之責任。

股份價格

下表顯示股份在最後實際可行日期前過去十二個月內每一個月在聯交所之最高及最低成交價：

月份	最高 (港幣)	最低 (港幣)
二零零三年		
四月	0.72	0.63
五月	0.71	0.66
六月	0.73	0.68
七月	0.79	0.69
八月	1.12	0.80
九月	1.20	1.02
十月	1.19	1.08
十一月	1.12	1.06
十二月	1.38	1.10
二零零四年		
一月	1.77	1.36
二月	1.90	1.62
三月	1.83	1.63

購回股份

本公司於本通函日期前六個月內並無購回任何股份(無論是否在聯交所)。

一般事項

就董事所知及彼等於作出一切合理查詢後所知悉,董事及彼等之聯繫人現時均無意向本公司或其附屬公司出售股份。

本公司之關連人士(定義見上市規則)概無知會本公司,彼等現時有意於本公司獲授權購回股份之情況下向本公司出售股份,亦無承諾不會作出此舉。

董事已向聯交所承諾,在有關承諾適用下,彼等將根據上市規則及百慕達適用法律之規定行使購回股份之建議授權。



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

APPOINTMENT OF DIRECTOR

The Board of Directors (the "Board") of K. Wah International Holdings Limited (the "Company") is pleased to announce the appointment of Mr. Lo Chi Chung William as an executive director of the Company with effect from 15th April 2004.

Mr. Lo Chi Chung William, aged 44, holds the position of Group Finance Director with the Company. Mr. Lo is also appointed an executive director of K. Wah Construction Materials Limited with effect from today, which is a listed subsidiary of the Company.

Mr. Lo holds a Master degree in Business Administration from Warwick University in the UK and a Professional Diploma in Accountancy from Hong Kong Polytechnic. He is a fellow member of Hong Kong Society of Accountants and a fellow member of Chartered Association of Certified Accountants and has over 20 years of broad experience in auditing, accounting, financial management, corporate finance and strategic planning. Prior to joining the Company, he had worked for 10 years with Group Sense (International) Limited ("Group Sense"), a company whose shares are listed on The Stock Exchange of Hong Kong Limited and had been an executive director, chief financial officer and company secretary of Group Sense from 1996 to 2003.

Mr. Lo's service contract did not provide for a specified length of service period. His emoluments comprise an annual salary including allowances of HK$1,700,000, a director's fee to be proposed by the Board and approved by shareholders of the Company at annual general meeting, discretionary share options and discretionary bonus. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Lo does not have any relationships with any director, senior management or substantial or controlling shareholder of the Company. As at the date hereof, he has interest in 100,000 shares of the Company.

The Board would like to express its warm welcome to Mr. Lo on his appointment.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Mrs. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Dr. Charles Cheung Wai Bun.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 15th April 2004



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

委任董事

嘉華國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，羅志聰先生已獲委任為本公司之執行董事，由二零零四年四月十五日起生效。

羅志聰先生現年44歲，出任本公司集團財務董事一職。羅先生亦獲委任為嘉華建材有限公司(本公司之上市附屬公司)之執行董事，由今日起生效。

羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於核數、會計、財務管理、企業融資及策略規劃方面擁有逾二十年之廣泛經驗。加入本公司前，彼任職於權智(國際)有限公司(「權智」)逾十年，於一九九六年至二零零三年間任權智執行董事、財務總監及公司秘書之職務。權智為於香港聯合交易所有限公司上市之公司。

羅先生之服務合約並無訂明服務年期。彼之酬金包括年薪及津貼港幣1,700,000元、由董事會建議並經股東在股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

羅先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於本公佈日期，彼擁有本公司100,000股股份之權益。

董事會對羅先生之委任謹致以熱烈歡迎。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士及張惠彬博士。

承董事會命
公司秘書
湯鉅南

香港，二零零四年四月十五日



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

委任董事

嘉華國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，羅志聰先生已獲委任為本公司之執行董事，由二零零四年四月十五日起生效。

羅志聰先生現年44歲，出任本公司集團財務董事一職。羅先生亦獲委任為嘉華建材有限公司(本公司之上市附屬公司)之執行董事，由今日起生效。

羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於核數、會計、財務管理、企業融資及策略規劃方面擁有逾二十年之廣泛經驗。加入本公司前，彼任職於權智(國際)有限公司(「權智」)逾十年，於一九九六年至二零零三年間任權智執行董事、財務總監及公司秘書之職務。權智為於香港聯合交易所有限公司上市之公司。

羅先生之服務合約並無訂明服務年期。彼之酬金包括年薪及津貼港幣1,700,000元、由董事會建議並經股東在股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

羅先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於本公佈日期，彼擁有本公司100,000股股份之權益。

董事會對羅先生之委任謹致以熱烈歡迎。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、吳樹熾博士、黃乾亨博士、李東海博士、陳有慶博士及張惠彬博士。

承董事會命
公司秘書
湯鉅南

香港，二零零四年四月十五日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

PROPOSED AMENDMENTS TO BYE-LAWS

At a board meeting of K. Wah International Holdings Limited ("Company") held on 15th April, 2004, the board ("Board") of directors ("Directors") of the Company approved, amongst other things, to submit a proposal for certain changes to the existing bye-laws of the Company ("Bye-laws") to the shareholders of the Company ("Shareholders") for approval by way of special resolution at the forthcoming annual general meeting of the Company.

The proposed major amendments to the Bye-laws include, amongst other things, consequential amendments in view of the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") which came into effect on 31st March, 2004.

Details regarding the proposed amendments to the Bye-laws to be considered by the Shareholders at the forthcoming annual general meeting of the Company will be set out in the notice of the annual general meeting of the Company.

The Board announces that at a meeting of the Board held on 15th April, 2004, the Board had approved, amongst other things, to submit a proposal for certain changes to the Bye-laws to the Shareholders for approval by way of special resolution at the forthcoming annual general meeting of the Company to be held on or about 31st May, 2004.

The major amendments to the existing Bye-laws include, amongst other things, consequential amendments in view of the amendments to the Listing Rules which came into effect on 31st March, 2004. The proposed amendments mainly involve the following:

(i) new definition of "associate" under the Listing Rules is introduced;

(ii) where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted;

(iii) Directors shall abstain from voting on any board resolution approving any matter in which they or any of their associates have a material interest and are not to be counted towards the quorum of the relevant board meeting except otherwise provided in the Bye-laws and the Listing Rules; and

(iv) the period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting.

For the purpose of clarifying the number of directors to retire by rotation at each annual general meeting of the Company, amendment has also been made to provide that any Directors appointed from time to time and at any time by the Board either to fill a casual vacancy or as an addition to the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

Details regarding the proposed amendments to the Bye-laws to be considered by the Shareholders at the forthcoming annual general meeting of the Company will be set out in the notice of the annual general meeting and a circular of the Company to be published and despatched to the Shareholders together with the annual report 2003 of the Company on or about 28th April, 2004.

By Order of the Board
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 15th April, 2004

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

建議修改公司細則

在嘉華國際集團有限公司(「本公司」)於二零零四年四月十五日舉行之董事會會議上，本公司董事會(「董事會」)通過(其中包括)提呈修改若干本公司現有公司細則(「公司細則」)之建議，以讓本公司股東(「股東」)在本公司應屆股東週年大會上以特別決議案方式批准。

建議對公司細則作出之主要修訂包括(其中涉及)因香港聯合交易所有限公司證券上市規則(「上市規則」)於二零零四年三月三十一日生效之修訂所作出之修改。

股東將於本公司應屆股東週年大會上所考慮有關建議修改公司細則之詳情，將載於本公司股東週年大會通告內。

董事會宣佈，在二零零四年四月十五日舉行之董事會會議上，董事會已通過(其中包括)提呈修改若干公司細則之建議，以讓股東在本公司將於二零零四年五月三十一日或相近日期舉行之應屆股東週年大會上以特別決議案方式批准。

建議對現有公司細則作出之主要修訂，包括(其中涉及)因上市規則於二零零四年三月三十一日生效之修訂所作出之修改。建議之修訂主要涉及下列各項：

(i) 加入上市規則內「聯繫人」之新釋義；

(ii) 倘任何股東根據上市規則需就任何特定決議案放棄投票，或受到任何限制，僅能投票贊成或反對任何特定決議案，則該名股東或其代表人之投票如抵觸有關規定或限制，將不能計算入票數內；

(iii) 董事不得就批准彼等或彼等任何聯繫人擁有重大利益之任何事項之董事會決議案投票，亦不得就此計算入有關董事會會議之法定人數內，惟公司細則及上市規則另有規定之情況除外；及

(iv) 股東發出提名董事通知之期間由不早於有關舉行選舉之股東大會通告寄發翌日開始，及不遲於該股東大會舉行日期前七日結束。

為闡明於本公司各股東週年大會上輪值告退之董事人數，本公司亦作出相關修訂，訂明董事會不時及於任何時候委任以填補空缺或作為董事會新成員之任何董事，其任期將僅至本公司下屆股東週年大會為止，隨後可膺選連任，惟於決定於該大會上輪值告退之董事時並不計算在內。

股東將於本公司應屆股東週年大會上所考慮有關建議修改公司細則之詳情，將載列於股東週年大會通告、本公司將刊發並連同其二零零三年年報一併於二零零四年四月二十八日或相近日期寄發予股東之通函內。

承董事會命
嘉華國際集團有限公司
公司秘書

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

建議修改公司細則

在嘉華國際集團有限公司(「本公司」)於二零零四年四月十五日舉行之董事會會議上，本公司董事會(「董事會」)通過(其中包括)提呈修改若干本公司現有公司細則(「公司細則」)之建議，以讓本公司股東(「股東」)在本公司應屆股東週年大會上以特別決議案方式批准。

建議對公司細則作出之主要修訂包括(其中涉及)因香港聯合交易所有限公司證券上市規則(「上市規則」)於二零零四年三月三十一日生效之修訂所作出之修改。

股東將於本公司應屆股東週年大會上所考慮有關建議修改公司細則之詳情，將載於本公司股東週年大會通告內。

董事會宣佈，在二零零四年四月十五日舉行之董事會會議上，董事會已通過(其中包括)提呈修改若干公司細則之建議，以讓股東在本公司將於二零零四年五月三十一日或相近日期舉行之應屆股東週年大會上以特別決議案方式批准。

建議對現有公司細則作出之主要修訂，包括(其中涉及)因上市規則於二零零四年三月三十一日生效之修訂所作出之修改。建議之修訂主要涉及下列各項：

(i) 加入上市規則內「聯繫人」之新釋義；

(ii) 倘任何股東根據上市規則需就任何特定決議案放棄投票，或受到任何限制，僅能投票贊成或反對任何特定決議案，則該名股東或其代表人之投票如抵觸有關規定或限制，將不能計算入票數內；

(iii) 董事不得就批准彼等或彼等任何聯繫人擁有重大利益之任何事項之董事會決議案投票，亦不得就此計算入有關董事會會議之法定人數內，惟公司細則及上市規則另有規定之情況除外；及

(iv) 股東發出提名董事通知之期間由不早於有關舉行選舉之股東大會通告寄發翌日開始，及不遲於該股東大會舉行日期前七日結束。

為闡明於本公司各股東週年大會上輪值告退之董事人數，本公司亦作出相關修訂，訂明董事會不時及於任何時候委任以填補空缺或作為董事會新成員之任何董事，其任期將僅至本公司下屆股東週年大會為止，隨後可膺選連任，惟於決定於該大會上輪值告退之董事時並不計算在內。

股東將於本公司應屆股東週年大會上所考慮有關建議修改公司細則之詳情，將載列於股東週年大會通告、本公司將刊發並連同其二零零三年年報一併於二零零四年四月二十八日或相近日期寄發予股東之通函內。

承董事會命
嘉華國際集團有限公司
公司秘書

K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

ANNOUNCEMENT OF ANNUAL RESULTS
FOR THE YEAR ENDED 31ST DECEMBER 2003

ANNUAL RESULTS

The Board of Directors of K. Wah International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December 2003 as follows:

The Group's turnover for the year ended 31st December 2003 was HK$3,076,143,000, representing an increase of HK$941,591,000 over the previous year.

The Group's profit attributable to shareholders for the year ended 31st December 2003 amounted to HK$120,380,000, representing an increase of HK$18,046,000 over the previous year.

FINAL DIVIDEND

The Board of Directors has resolved to recommend at the forthcoming annual general meeting to be held on 31st May 2004 a final scrip dividend for the year ended 31st December 2003 of 2 cents per share, with a cash option, totalling HK$39,623,000, payable to the shareholders whose names appear on the register of members of the Company at the close of business on 31st May 2004 (2002: a final scrip dividend of 2 cents per share, with a cash option, totalling HK$38,412,000).

Payment of the scrip dividend is conditional upon the passing of an ordinary resolution at the forthcoming annual general meeting and The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued as the scrip dividend. It is expected that the share certificates in respect of such shares and dividend warrants will be posted to those entitled on 9th July 2004. A circular containing details of the proposed scrip dividend will be sent to shareholders of the Company in due course.

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Year Ended 31st December 2003

	Note	2003 *HK$'000*	2002 *HK$'000*
Turnover	2	3,076,143	2,134,552
Costs of sales		(2,891,632)	(1,901,579)
Gross profit		184,511	232,973
Other revenues	2	17,645	11,720
Other operating income		72,888	24,858
Administrative expenses		(77,599)	(82,267)
Other operating expenses		(51,924)	(48,962)
Operating profit	3	145,521	138,322
Finance costs	4	(17,144)	(8,619)
Share of profits less losses of			
Jointly controlled entities		53,845	4,406
Associated companies		998	2,400
Profit before taxation		183,220	136,509
Taxation	5	(45,831)	(11,365)
Profit after taxation		137,389	125,144
Minority interests		(17,009)	(22,810)
Profit attributable to shareholders		120,380	102,334
Dividends	7	(59,253)	(57,376)
		HK cents	*HK cents*
Earnings per share	6	6.2	5.4
Dividend per share	7		
Interim		1.0	1.0
Final (proposed)		2.0	2.0

NOTES:

1. **Principal accounting policies**

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain properties and investments and in accordance with Hong Kong Financial Reporting Standards.

In 2003, the Group adopted the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the Hong Kong Society of Accountants. The adoption of the revised SSAP 12 has resulted in a change to the accounting policy of the Group. As a result, reserves of the Group as at 1 January 2002 and 2003 have been reduced by HK$33,652,000 and HK$37,721,000 respectively and profit for the year ended 31 December 2002 has been reduced by HK$4,069,000.

2. ***Turnover, other revenues and segment information***

The Group is principally engaged in property development and investment, manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business.

	2003 *HK$'000*	2002 *HK$'000*
Turnover		
Sale of development properties	1,842,095	1,039,956
Manufacture, sale and distribution of construction materials	1,130,894	1,010,999
Rental income	37,010	39,139
Sale of goods	66,144	44,458
	3,076,143	2,134,552
Other revenues		
Interest income from banks	5,918	6,733
Interest income from mortgage loans	8,730	2,213
Interest income from deferred receivable	1,521	1,918
Dividend income from listed investment	1,476	856
	17,645	11,720
Total revenues	3,093,788	2,146,272

	Turnover		Operating Profit	
	2003 *HK$'000*	2002 *HK$'000*	2003 *HK$'000*	2002 *HK$'000*

EVIEW OF OPERATION

1) **Properties in Hong Kong**

(A) ***Current development properties in Hong Kong***
(Total gross floor area of approximately 160,000 square metres)

(i) *La Costa, Sha Tin Town Lot 483, Ma On Shan, Sha Tin (100% owned)*

The property is located at the seaside and near to the Ma On Shan Rail which is scheduled to be completed in 2004, providing convenient access to Kowloon and Hong Kong. The development comprises two towers of 32-storey residential buildings with a full range of clubhouse facilities and an outdoor swimming pool, overlooking the panoramic view of Tolo Harbour. Superstructure work was completed and occupation permit was obtained in February 2004. All the units have been sold.

(ii) *The Palace, 83 Broadcast Drive, Kowloon Tong (100% owned)*

The property is a 37-storey high rise luxurious residential apartment building with clubhouse facilities and a large swimming pool. Nearly all of the units have been sold.

(iii) *Anglers' Bay, 18A Castle Peak Road, Tsing Lung Tau (50% owned)*

This is a development property joint venture of which the Group holds a 50% interest. The Group was appointed project manager for the development.

The property is being developed into two blocks of 37-storey residential buildings providing 248 residential units in total. All the units are southeast-oriented with balconies and command a scenic seaview of the Tsing Ma and Ting Kau Bridges.

The clubhouse with an area of approximately 70,000 square feet will provide rich recreational facilities.

Superstructure work is well underway and the development is expected to be completed by 2004. Pre-sale started in July 2003. Over 80% of the residential units have been sold.

(iv) *The Cairnhill, 108 Route Twisk, Tsuen Wan (25% owned)*

This is a development property joint venture of which the Group holds a 25% interest.

This project has a total gross floor area of approximately 92,450 square metres for residential property development. Superstructure work is at its final completion stage and the development is expected to be completed by 2004. Cheung Kong was appointed project manager for the development.

(B) ***Other Major Properties in Hong Kong (all 100% owned)***

(i) *Skyline Commercial Centre, Wing Lok Street, Sheung Wan*

The property is a 24-storey commercial building comprising approximately 3,900 square metres of office space and ground floor shops. The property is held for long term investment purpose. The occupancy rate maintained at 90% in 2003 and has contributed a steady rental income to the Group.

(ii) *Shopping Arcade at Grandview Garden, Pau Chung Street, Tokwawan*

The property is a shopping arcade of approximately 2,700 square metres held for sale and is currently leased for rental. Occupancy rate of the arcade maintained at 80% in 2003 generating a steady rental income to the Group.

(iii) *Kingsfield Centre, Shell Street, North Point*

The property comprises approximately 1,900 square metres of office space inside a 26-storey commercial building. The property is held for sale and is currently leased for rental. The property maintained an occupancy rate at 70% in 2003 and has contributed a steady rental income to the Group.

) **Properties in the Mainland China**

Current Development Properties in the Mainland China
(Total gross floor area of approximately 750,000 square metres)

(i) *Lot A&B No.68 Jianguo Xi Road, Xuhui District, Shanghai (100% owned)*

The property will be developed into residential apartment buildings with a total gross floor area of approximately 152,000 square metres. Demolition work is being carried out and the development is expected to be completed by 2006.

(ii) *Phase III, Yanjiazhai, Jingan District, Shanghai (99% owned)*

This development has a site area of about 29,000 square metres with a total gross floor area of approximately 120,000 square metres for residential property. Demolition work is being carried out and the development is expected to be completed by 2006.

(iii) *Lot No. 701, Guangzhong Road, Zhabei District, Shanghai (100% owned)*

This development will be divided into three Phases for residential property development. The total floor area is approximately 400,000 square metres. Foundation work is being carried out and completion of the first Phase is targeted at the end of 2005.

(iv) *Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai (35.75%)*

This is a development property joint venture of which the Group holds a 35.75% interest.

The project is being developed into a high rise Grade A office tower and the development is expected to be completed by 2005. Foundation work was completed and superstructure works is in progress in accordance with schedule.

(v) *Parkview Place, Dongfeng Road West, Guangzhou (100% owned)*

The property comprises three phases. Nearly all the residential flats of Phase 1 and Phase 2 were sold. The final Phase 3 was developed into four luxurious residential apartment buildings with clubhouse facilities, an indoor swimming pool and a ground floor shopping arcade. Over 95% of residential flats of this phase have been sold.

Major Properties in Singapore

San Centre, Chin Swee Road (100% owned)

The property comprises approximately 5,800 square metres of office space inside a 12-storey building with carparks. Approximately 3,700 square metres of the development is held for long term investment purpose and the remaining area is held for sale. 80% of the property is leased contributing a steady rental income to the Group.

Construction Materials Business and Technology Investment via 67% Shareholding in K. Wah Construction ("KWCML")

(A) *Construction Materials business in Hong Kong*

In 2003, the economy of Hong Kong further worsened due to the outbreak of SARS and the war in Iraq. But there were signs that the local economy has begun to regain luster in the last quarter of 2003.

Under such a difficult environment, the Group has achieved a relatively satisfactory performance in Hong Kong for the year. Besides maintaining a cost efficient operation, the Group has continued to explore new business opportunities to enhance the Group's profit.

The rehabilitation works of KWP Quarry Co. Limited at Anderson Road Quarry is proceeding in accordance with the schedule. The 63.5% owned subsidiary by KWCML has met the third milestone on time in accordance with the contract with the Hong Kong SAR Government.

Dividend income from listed investment	1,476	858
	17,645	11,720
Total revenues	3,093,788	2,146,272

	Turnover 2003 HK$'000	Turnover 2002 HK$'000	Operating Profit 2003 HK$'000	Operating Profit 2002 HK$'000
Properties	1,879,105	1,079,095	109,347	89,600
Construction materials	1,130,894	1,010,999	22,483	45,954
Others	66,144	44,458	13,691	2,768
	3,076,143	2,134,552	145,521	138,322
Finance costs			(17,144)	(8,619)
Share of profits less losses of				
Jointly controlled entities			53,845	4,406
Associated companies			998	2,400
Profit before taxation			183,220	136,509
Taxation			(45,831)	(11,365)
Profit after taxation			137,389	125,144
Minority interests			(17,009)	(22,810)
Profit attributable to shareholders			120,380	102,334

The Group's turnover and operating profit/ (loss) for the year, analysed by geographical locations, are as follows:

	Turnover 2003 HK$'000	Turnover 2002 HK$'000	Operating Profit/(Loss) 2003 HK$'000	Operating Profit/(Loss) 2002 HK$'000
Hong Kong	2,322,052	1,479,594	118,746	98,858
Mainland China	678,729	583,176	30,031	37,179
Singapore	9,218	27,324	(3,776)	1,938
Japan	66,144	44,458	520	347
	3,076,143	2,134,552	145,521	138,322

3. **Operating profit**

Operating profit is stated after crediting and charging the following:

	2003 HK$'000	2002 HK$'000
Crediting:		
Unrealised gain of listed investments	16,032	950
Profit on disposal of listed investments	2,372	103
Write-back of provision for development properties	8,478	7,726
Gain on disposal of operating rights	28,260	—
Amortisation of negative goodwill	632	631
Charging:		
Cost of inventories sold	1,008,365	821,812
Deficit on revaluation of investment properties	12,070	6,066
Depreciation	69,280	62,111
Amortisation		
Quarry site development	1,284	846
Overburden removal costs	14,391	14,033
Loss on disposal of an associated company	—	12,658
Net exchange loss	4,108	5,123

4. **Finance Costs**

	2003 HK$'000	2002 HK$'000
Interest expenses		
Bank loans and overdrafts	51,540	74,302
Finance lease obligations wholly repayable within five years	—	2
	51,540	74,304
Capitalised as cost of properties under development	(34,396)	(65,685)
	17,144	8,619

5. **Taxation**

	2003 HK$'000	2002 HK$'000
Company and subsidiaries		
Hong Kong profits tax	27,396	3,301
Overseas taxation	7,085	6,092
Deferred taxation	397	1,376
	34,878	10,769
Jointly controlled entities		
Hong Kong profits tax	8,839	—
Overseas taxation	848	559
Deferred taxation	1,122	—
Associated companies		
Hong Kong profits tax	144	38
	45,831	11,365

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year after setting off available tax losses brought forward.

Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

6. **Earnings per share**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$120,380,000 (2002: HK$102,334,000) and the weighted average number of shares in issue during the year of 1,944,096,000 shares (2002: 1,888,664,000 shares).

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31st December 2003 would not have a dilutive effect on the earnings per share.

7. **Dividends**

	2003 HK$'000	2002 HK$'000
Interim scrip dividend with a cash option of 1 cent per share (2002: 1 cent per share)	19,630	18,964
Proposed final scrip dividend with a cash option of 2 cents per share (2002: 2 cents per share)	39,623	38,412
	59,253	57,376

The Board of Directors recommended a final scrip dividend with a cash option of 2 cents (2002: 2 cents) per share. This dividend will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

REVIEW OF PERFORMANCE

Turnover and profit attributable to shareholders for the year ended 31st December 2003 were HK$3,076,143,000 and HK$120,380,000, an increase of 44% and 18% respectively.

Contribution from the Properties Division continued to increase during the year. Major properties sold during the year were La Costa, The Palace, Anglers' Bay and The Cairnhill in Hong Kong, and Parkview Place Phase 3 in Guangzhou. Sale from this Division has accounted for approximately 61% of the Group's turnover.

Due to the escalating competition in Hong Kong, contribution from the Construction Materials Division was 51% less than that of last year despite the increased contribution from the gradual phasing in of the new projects in the Mainland.

In 2003, the economy of Hong Kong further worsened due to the outbreak of SARS and the war in Iraq. But there were signs that the local economy has begun to regain luster in the last quarter of 2003.

Under such a difficult environment, the Group has achieved a relatively satisfactory performance in Hong Kong for the year. Besides maintaining a cost efficient operation, the Group has continued to explore new business opportunities to enhance the Group's profit.

The rehabilitation works of KWP Quarry Co. Limited at Anderson Road Quarry is proceeding in accordance with the schedule. The 63.5% owned subsidiary by KWCML has met the third milestone on time in accordance with the contract with the Hong Kong SAR Government.

(B) *Construction Materials Business in the Mainland China*

The success of the Group's expansion strategy in Mainland China provides a solid platform for the Group to maintain a continued growth in future. The new projects which commenced operation as planned, has provided additional contribution to the Group during the year. With various joint ventures with our mainland partners come into operation, the Group becomes one of the largest suppliers of slag in the Mainland China and is expecting good profit contributions from these projects.

The sales volume of our Shanghai ready mixed concrete operations had continued to grow as compared to last year. The KWCML's wholly owned quarry in Huzhou begun supplying aggregates to the Shanghai market during the year which will further enhance our competitiveness and our leading position in the industry.

In Nanjing and Maanshan, the Group has set up ready-mixed concrete plants during the year.

The Group's quarry operations in Beijing, the Beijing Shoujia Stone Co., Ltd., in which KWCML has a 55% interest, has achieved an increase both in sales volume and profit contribution. The Group has also set up a ready-mixed concrete plant, Beijing K. Wah Gaoqiang Concrete Co. Ltd., to serve the growing market in Beijing.

In Guangzhou, KWCML's 50% owned cement operation, K.Wah Nanfang Cement Limited, has recorded a satisfactory result in 2003. Both turnover and profit contribution have increased over that of last year. The Group is considering to further expanding the cement production facilities at appropriate time to enhance the profitability of the joint venture.

(C) *Technology Investment*

In accordance with the strategic mandate, the Group has continued to maintain a balanced investment portfolio similar to that of last year and the total investments at 31st December, 2003 stood at approximately HK$116 million, same as last year.

REVIEW OF FINANCE

(1) Financial Position

Total funds employed decreased by 15% from HK$6.1 billion at 31st December 2002 to HK$5.3 billion at 31st December 2003, mainly due to the repayment of bank loans.

Total fixed assets increased by HK$44 million representing mainly the acquisition of plants and machinery for the Construction Materials operation.

Number of the issued shares of the company increased through the shares issued for scrip dividend paid and share options exercised during the year. The dilutive effect, however, was offset by the profit earned for the year.

(2) Group Liquidity, Financial Resources and Gearing Ratio

The liquidity position of the Group was maintained at a satisfactory level during the year. Cash and bank balances less short term loans and overdrafts at 31st December, 2003 was HK$340 million as compared to the net balance of HK$533 million at 31st December 2002.

The total long-term borrowings decreased by HK$1,036 million representing mainly repayments of project development bank loans from the sales proceeds received during the year. Out of the total long-term borrowings, over 89% of these borrowings mature over a period of one year and above.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a satisfactory level of 21% at the year ended 31st December 2003 as compared to 32% for last year.

In addition to the aggregate cash balances of HK$517 million, the total undrawn banking facilities of the Group at 31st December 2003 amounts to over HK$1.4 billion.

The Group's liquidity position and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its commitment and operational requirements.

(3) Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid impact of any undue interest rate fluctuation on the operation.

The Group has not engaged in the use of derivative products, which are considered not necessary for the Group's treasury management activities.

(4) Charges on Group Assets

Investment properties and land and buildings with carrying values of HK$266,904,000 (2002: HK$225,975,000) and HK$290,062,000 (2002: HK$295,904,000) respectively were pledged to banks to secure the Group's banking facilities.

(5) Contingent Liabilities

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries and a jointly controlled entity amounting to HK$1,505,277,000 (2002: HK$2,136,836,000) and HK$nil (2002: HK$203,500,000) respectively. At 31st December 2003, the facilities utilised amounted to HK$766,554,000 (2002: HK$1,389,943,000) and HK$nil (2002: HK$68,750,000) respectively.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance by a subsidiary's obligation under a contract with the HKSAR Government.

(6) Convertible Bonds

On 23rd March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into ordinary shares of the Company, at a conversion price of HK$2.25 per share on or after 23 April 2004 up to the close of business on 8 March 2009. The bonds are redeemable at 91.49% of their principal amount on 23 March 2009 according to relevant terms and conditions of the bonds.

EMPLOYEES

The Group, excluding associated companies and jointly controlled entities, employs 2,141 employees in Hong Kong and the Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$219 million.

The Group recruits and promotes individuals based on merit and their development potential and ensures remuneration packages are competitive. Following approval by the shareholders in 1989, the Group has a share option scheme for senior executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in Mainland China, employees are commensurate with market pay levels with the emphasis on provision of training and development opportunities.

SHARE CAPITAL

The Company has not redeemed any of its shares during the year ended 31st December 2003. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the year ended 31st December 2003.

CHANGE IN THE BOARD

The Board welcomes the appointment of Mr. William Lo Chi Chung as an executive director of the Company with effect from 15th April 2004, bringing substantial valuable experience to the Group.

CLOSE OF REGISTERS

The registers of members will be closed from 24th May 2004 to 31st May 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Branch Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 21st May 2004.

CODE OF BEST PRACTICE

For the year ended 31st December 2003, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the Company's and The Stock Exchange of Hong Kong Limited's websites in due course.

DIRECTORS

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Michael Leung Man Kin and the independent non-executive directors are Sir David Akers-Jones, Dr. Alex Wu Shu Chih, Dr. Philip Wong Kin Hang, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Dr. Charles Cheung Wai Bun.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 15th April 2004

Principal Place of Business:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwih.com





K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

截至二零零三年十二月三十一日止年度之業績公佈

業績

嘉華國際集團有限公司（「本公司」）董事會欣然宣佈，本公司及其附屬公司（統稱「本集團」）截至二零零三年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零三年十二月三十一日止年度之營業額為港幣3,076,143,000元，較去年增加港幣941,591,000元。

本集團截至二零零三年十二月三十一日止年度之已審核股東應佔溢利為港幣120,380,000元，較去年增加港幣18,046,000元。

末期股息

董事會議決於二零零四年五月三十一日召開之股東週年大會上，建議向於二零零四年五月三十一日名列本公司股東名冊內之股東派發截至二零零三年十二月三十一日止年度以股代息之末期股息，每股港幣2仙，共需港幣39,623,000元，惟股東可選擇收取現金以代替股份股息。（二零零二年：建議派發以股代息之末期股息，每股港幣2仙，共需港幣38,412,000元，股東可選擇收取現金以代替股份股息。）

派發股份股息，須待於即將召開之股東週年大會上獲普通決議案通過及香港聯合交易所有限公司批准將予發行作為股息之股份上市及掛牌買賣，方可作實。預期有關該等股份之股票及股息單將於二零零四年七月九日郵寄予股東。一份載有建議之以股代息詳情之通函將寄予本公司之股東。

綜合損益表
截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元
營業額	2	3,076,143	2,134,552
銷售成本		(2,891,632)	(1,901,579)
毛利		184,511	232,973
其他收益	2	17,645	11,720
其他營運收入		72,888	24,858
行政費用		(77,599)	(82,267)
其他營運費用		(51,924)	(48,962)
經營溢利	3	145,521	138,322
財務費用	4	(17,144)	(8,619)
應佔溢利減虧損			
共同控制實體		53,845	4,406
聯營公司		998	2,400
除稅前溢利		183,220	136,509
稅項	5	(45,831)	(11,365)
除稅後溢利		137,389	125,144
少數股東權益		(17,009)	(22,810)
股東應佔溢利		120,380	102,334
股息	7	(59,253)	(57,376)
		港仙	港仙
每股盈利	6	6.2	5.4
每股股息	7		
中期		1.0	1.0
末期（建議）		2.0	2.0

附註：

1. **主要會計政策**

本財務報表根據歷史成本會計法編製，並對某些物業及投資的重估值作出修訂，及按照香港財務報告準則編製而成。

於二零零三年，本集團採納及應用由香港會計師公會頒佈經修訂之會計實務準則（「會計準則」）第12號「所得稅」。採納此經修訂之會計準則第12號使本集團之會計政策有所變動。因此，於二零零二年及二零零三年一月一日之儲備，分別減少港幣33,652,000元及港幣37,721,000元，二零零二年度之股東應佔溢利則減少港幣4,069,000元。

2. **營業額、其他收益及分部資料**

本集團主要業務為物業發展及投資，製造、銷售及分銷建築材料。並無其他重大的可分割業務。

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
物業銷售	1,842,095	1,039,956
製造，銷售及分銷建築材料	1,130,894	1,010,999
租金收入	37,010	39,139
貨品銷售	66,144	44,458
	3,076,143	2,134,552
其他收益		
銀行存款利息收入	5,918	6,733
按揭貸款利息收入	8,730	2,213
遞延應收賬款利息收入	1,521	1,918
上市證券投資股息收入	1,476	856
	17,645	11,720
總收益	3,093,788	2,146,272

	營業額 二零零三年 港幣千元	營業額 二零零二年 港幣千元	經營溢利 二零零三年 港幣千元	經營溢利 二零零二年 港幣千元
地產	1,879,105	1,079,095	109,347	89,600
建築材料	1,130,894	1,010,999	22,483	45,954
其他	66,144	44,458	13,691	2,768
	3,076,143	2,134,552	145,521	138,322
財務費用			(17,144)	(8,619)
應佔溢利減虧損				
共同控制實體			53,845	4,406
聯營公司			998	2,400
除稅前溢利			183,220	136,509
稅項			(45,831)	(11,365)
除稅後溢利			137,389	125,144
少數股東權益			(17,009)	(22,810)
股東應佔溢利			120,380	102,334

本集團年內之營業額及經營溢利／（虧損）按地區分析詳列如下：

	營業額 二零零三年 港幣千元	營業額 二零零二年 港幣千元	經營溢利／（虧損） 二零零三年 港幣千元	經營溢利／（虧損） 二零零二年 港幣千元
香港	2,322,052	1,479,594	118,746	98,858
中國內地	678,729	583,176	30,031	37,179
新加坡	9,218	27,324	(3,776)	1,938
日本	66,144	44,458	520	347
	3,076,143	2,134,552	145,521	138,322

3. **經營溢利**

經營溢利已計入及扣除下列項目：

	二零零三年 港幣千元	二零零二年 港幣千元
計入：		
上市投資之未變現溢利	16,032	950
出售上市投資已實現的利潤	2,372	103
撥回發展物業之準備	8,478	7,726
出售營運權之收益	28,260	—
攤銷負商譽	632	631
扣除：		
銷售存貨成本	1,008,355	821,812
投資物業重估虧損	12,070	6,066
折舊	69,280	62,111
攤銷		
石礦場之發展費用	1,284	846

業務檢討

(1) **在香港之物業**

（甲）*目前在香港進行中之發展物業項目*
（總樓面面積約為160,000平方米）

(i) 沙田馬鞍山沙田市地段第463號嘉華星濤灣（佔100%權益）

此物業坐落於海濱地段，毗鄰與現中於2004年完工之馬鞍山鐵路，往返九龍及香港，瞬間即達，舒適快捷。該項發展由兩幢樓高32層之住宅大廈組成，附設一系列會所設施及一室外游泳池，吐露港全景均能盡收眼底。上蓋工程現已完成並於2004年2月取得入伙紙，所有住宅單位已全部售出。

(ii) 九龍塘广播道83號嘉星豪（佔100%權益）

此物業已發展為一幢樓高37層，附設會所設施及大型園林式泳池之豪華住宅大廈。住宅單位幾已全部售出。

(iii) 青山公路青龍頭段18A海霖軒（佔50%權益）

此為一合營物業發展項目，集團佔50%權益。集團被委任為此發展物業之項目經理。

此物業現正發展為兩幢樓高37層之住宅大廈，共提供248個住宅單位，每戶均東南單向設計，並附設露台，飽覽青馬、汀九雙橋優美的全海景。豪華會所面積逾70,000平方尺，將提供完善之康樂設施。上蓋建築工程現正進行，預計在2004年完成。住宅單位於2003年7月推出預售，超過80%之單位已售出。

(iv) 荃灣荃錦公路108號朗逸峰（佔25%權益）

此為一合營物業發展項目，集團佔25%之權益。此項目總樓面面積約為92,450平方米，供住宅物業發展用途。此項目正在進行上蓋建築工程，整個項目預計在2004年完成。長江實業被委任為此發展物業之項目經理。

（乙）*其他在香港之主要物業（佔100%權益）*

[illegible]

此為一幢高24層之商業大廈，包括寫字樓及地舖，樓面面積約3,900平方米，現持有作長線投資用途，在2003年內，此物業之出租率維持在90%，為集團帶來穩定之租金收益。

(ii) 土瓜灣炮仗街嘉景花園商場

此物業為一面積約2,700平方米之商場，持有作出售用途，現正出租收取租金。在2003年內之出租率為80%水平，為集團帶來穩定之租金收益。

[illegible]

此物業為一幢樓高26層之商業大廈，現持有寫字樓樓面面積約1,900平方米作出售用途。此物業現正出租收取租金。2003年內之出租率維持在70%水平以上，為集團帶來穩定之租金收益。

(2) **在中國內地之物業**
目前在進行中之發展物業項目
（總樓面面積為750,000平方米）

(i) 上海徐匯區建國西路68號A，B地塊（佔100%權益）

此物業將發展為擁有總樓面面積約152,000平方米之多幢住宅大廈。拆遷工程正在進行中，預計整個項目在2006年完成。

(ii) 上海靜安區殷家宅三期地塊（佔99%權益）

此為一面積約29,000平方米之地盤，其總樓面面積約120,000平方米，作住宅物業發展用途。拆遷工程正進行中，整個項目預計在2006年完成。

(iii) 上海閘北區廣中路701號地塊（佔100%權益）

此發展項目將分為三期發展，其總樓面面積約400,000平方米，作住宅物業發展用途。地基工程正進行中，預計第一期於2005年年底完成。

(iv) 上海淮海中路上海嘉華中心（佔35.75%權益）

此為一合營物業發展項目，集團佔35.75%權益。

此項目現正發展為一高層甲級寫字樓大廈，預計在2005年完成。地基工程已完成，上蓋建築工程正按計劃進度進行中。

(v) 廣州東風西路嘉和苑（佔100%權益）

此項目分三期發展，第一期及第二期之發展經已完成而住宅單位幾已全部售出。最後第三期已發展為四幢豪華住宅大廈，附設有會所設施，室內游泳池及地面商場，超過95%之第三期住宅單位已售出。

(3) **在新加坡之物業**

振瑞路新生商業中心（佔100%權益）

此為一幢樓高12層之商業大廈，附設有停車場。現持有樓面面積約5,800平方米之寫字樓，其中約3,700平方米之寫字樓作長線投資用途，餘下部份則作出售用途，約八成寫字樓已出租並為集團帶來穩定的租金收益。

(4) **建築材料業務及科技投資**

（透過本集團佔67%權益之嘉華建材有限公司擁有「嘉華建材」）

（甲）*香港的建材業務*

二零零三年，香港因爆發「沙士」及受伊拉克戰事影響，經濟更趨疲弱，但本地經濟在二零零三年第四季度已開始漸露曙光。

縱使在如此困難的營商環境下，本集團在香港之業務仍能達致較同業理想之表現。除了維持成本效益外，集團亦不斷地探索新的商機以提高盈利貢獻。

嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃順續進行。根據與香港特別行政區政府簽訂之合約，該嘉華建材佔63.5%權益的附屬公司已準時完成第三階段之工程。

（乙）*中國內地的建材業務*

集團在內地拓展業務之策略已成功為集團未來持續發展奠下鞏固的基礎。按計劃於年內投產之新項目已為集團帶來貢獻。待這些與國內夥伴的合營企業陸續投產後本集團將成為內地主要礦渣微粉供應商之一。集團深信這些項目將為集團帶來良好的貢獻。

集團在上海業務之混凝土銷售量較往年持續增長，嘉華建材全資擁有的湖州石礦場已於年內開始供應石料至上海市場。此將提升集團於上海之預拌混凝土業務之競爭力，亦有助加強集團在當地業界之領導地位。

集團已於年內在南京及馬鞍山內興建預拌混凝土廠供應當地市場。

在北京之石礦業務方面，佔55%權益之北京首嘉石業有限公司於年內之銷售量及利潤均比去年有所增長。集團已於年內成立北京高強混凝土有限公司提供預拌混凝土予北京市場。

在廣州，嘉華建材佔50%權益之嘉韓南方水泥有限公司的水泥業務營運於二零零三年度錄得令人滿意之業績。在銷售及盈利方面均比去年有所增加。本集團正積極考慮擴充水泥之生產設施以期增加該合資企業之盈利能力。

（丙）*科技投資*

集團正從現有的策略投資範疇內繼續維持一個與去年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與去年相若。

財務檢討

(1) **財務狀況**

資金運用之總額由去年港幣61億元，減少至於二零零三年十二月三十一日港幣53億元，跌幅為百分之十五，主要為償還銀行借款。

固定資產總額增加港幣44,000,000元，主要為在建築材料業務上增添之廠房及機器。於年內所派發之股份股息及認股權之行使令已發行股份之總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) **集團流動資金、財務資源及負債比率**

集團於年內之流動資金水平強健。在二零零三年十二月三十一日集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣340,000,000元，而在二零零二年十二月三十一日之淨結餘為港幣533,000,000元。

於年內長期借款總額減少港幣1,036,000,000元，主要是年內所收之樓款用作償還發展項目之銀行借款。其中約89%之長期借款之還款期超逾一年或以上。

在負債比率方面（比率計算定義為未償還之總借款額減除現金與總資產額相比），在二零零三年十二月三十一日，負債比率維持在21%之穩健水平，而去年則為32%。

於二零零三年十二月三十一日，集團之現金及銀行結餘為港幣517,000,000元，而尚未動用之銀行融資額則逾港幣14億元。

集團之流動資金充裕及負債比率健全，足夠應付承約及營運資金之需求。

(3) **庫務政策**

本集團管理外匯風險以保守政策及控制風險為主；本集團借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，集團亦利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。

本集團的無投資於與集團財務無關之衍生工具。

中期	1.0	1.0
末期（建議）	2.0	2.0

附註：

1. **主要會計政策**

本財務報表根據歷史成本會計法編製，並對某些物業及投資的重估值作出修訂，及按照香港財務報告準則編製而成。

於二零零三年，本集團採納及應用由香港會計師公會頒佈經修訂之會計實務準則（「會計準則」）第12號「所得稅」。採納此經修訂之會計準則第12號使本集團之會計政策有所變動。因此，於二零零二年及二零零三一月一日之儲備，分別減少港幣33,652,000元及港幣37,721,000元，二零零二年度之股東應佔溢利則減少港幣4,069,000元。

2. **營業額、其他收益及分部資料**

本集團主要業務為物業發展及投資、製造、銷售及分銷建築材料，並無其他重大的可分割業務。

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
物業銷售	1,842,095	1,039,956
製造，銷售及分銷建築材料	1,130,894	1,010,999
租金收入	37,010	39,139
貨品銷售	66,144	44,458
	3,076,143	2,134,552
其他收益		
銀行存款利息收入	5,918	6,733
按揭貸款利息收入	8,730	2,213
遞延應收賬款利息收入	1,521	1,918
上市證券投資股息收入	1,476	856
	17,645	11,720
總收益	3,093,788	2,146,272

	營業額		經營溢利	
	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
地產	1,879,105	1,079,095	109,347	89,600
建築材料	1,130,894	1,010,999	22,483	45,954
其他	66,144	44,458	13,691	2,768
	3,076,143	2,134,552	145,521	138,322
財務費用			(17,144)	(8,619)
應佔溢利減虧損				
共同控制實體			53,845	4,406
聯營公司			998	2,400
除稅前溢利			183,220	136,509
稅項			(45,831)	(11,365)
除稅後溢利			137,389	125,144
少數股東權益			(17,009)	(22,810)
股東應佔溢利			120,380	102,334

本集團年內之營業額及經營溢利／（虧損）按地區分析詳列如下：

	營業額		經營溢利／（虧損）	
	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
香港	2,322,052	1,479,594	118,746	98,858
中國內地	678,729	583,176	30,031	37,179
新加坡	9,218	27,324	(3,776)	1,938
日本	66,144	44,458	520	347
	3,076,143	2,134,552	145,521	138,322

3. **經營溢利**

經營溢利已計入及扣除下列項目：

	二零零三年 港幣千元	二零零二年 港幣千元
計入：		
上市投資之未變現溢利	16,032	950
出售上市投資已實現的利潤	2,372	103
撥回發展物業之撥備	8,478	7,726
出售營運權之收益	28,260	—
撇銷負商譽	632	631
扣除：		
銷售存貨成本	1,008,355	821,812
投資物業重估虧損	12,070	6,066
折舊	69,280	62,111
攤銷		
石礦場之發展費用	1,284	846
剷除表土費用	14,391	14,033
出售聯營公司虧損	—	12,658
匯兌虧損	4,108	5,123

4. **財務費用**

	二零零三年 港幣千元	二零零二年 港幣千元
利息支出		
銀行貸款及透支	51,540	74,302
需為五年內全數償還之融資租賃承擔	—	2
	51,540	74,304
資本化作為興建中物業成本	(34,396)	(65,685)
	17,144	8,619

5. **稅項**

	二零零三年 港幣千元	二零零二年 港幣千元
本公司及附屬公司		
香港利得稅	27,396	3,301
海外稅項	7,085	6,092
遞延稅項	397	1,376
	34,878	10,769
共同控制實體		
香港利得稅	8,839	—
海外稅項	848	558
遞延稅項	1,122	—
聯營公司		
香港利得稅	144	38
	45,831	11,365

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後依百分之十七點五（二零零二年：百分之十六）稅率撥撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

6. **每股盈利**

每股基本盈利乃根據股東應佔溢利港幣120,380,000元（二零零二年：港幣102,334,000元）及年內已發行股份1,944,096,000股（二零零二年：1,888,664,000股）之加權平均數計算。每股攤薄盈利並無呈列，因於二零零三年十二月三十一日尚未行使之認股權對每股盈利並沒有攤薄之影響。

7. **股息**

	二零零三年 港幣千元	二零零二年 港幣千元
中期以股代息附現金選擇權，每股港幣1仙（二零零二年：每股港幣1仙）	19,630	18,964
建議末期股息附現金選擇權，每股港幣2仙（二零零二年：每股港幣2仙）	39,623	38,412
	59,253	57,376

董事會建議末期股息以股代息附現金選擇權，每股港幣2仙（二零零二年：2仙）。此項股息將於截至二零零四年十二月三十一日止年度列作發餘儲備分派。

業績檢討

截至二零零三年十二月三十一日止年度，集團之營業額及股東應佔溢利分別為港幣3,076,143,000元及港幣120,380,000元，與去年同期比較，分別上升44%及18%。

(ii) 上海靜安區嚴家宅三期地塊（佔99%權益）

此為一面積約29,000平方米之地盤，其總樓面面積約120,000平方米，作住宅物業發展用途。拆遷工程正進行中，整個項目預計在2006年完成。

(iii) 上海閘北區廣中路701號地塊（佔100%權益）

此發展項目將分為三期發展。其總樓面面積約400,000平方米，作住宅物業發展用途。地基工程正進行中，預計第一期於2005年年底完成。

(iv) 上海淮海中路上海嘉華中心（佔35.75%權益）

此為一合營物業發展項目，集團佔35.75%權益。

此項目現正發展為一商層甲級寫字樓大廈，預計在2005年完成。地基工程已完成，上蓋建築工程正按計劃進度進行中。

(v) 廣州東風西路嘉和苑（佔100%權益）

此項目分三期發展。第一期及第二期之發展經已完成而住宅單位幾已全部售出。最後第三期已發展為四幢豪華住宅大廈，附設有會所設施，室內游泳池及地面商場。超過95%之第三期住宅單位已售出。

(3) 在新加坡之物業

振瑞路新生商業中心（佔100%權益）

此為一幢樓高12層之商業大廈，附設有停車場。現持有樓面面積約5,800平方米之寫字樓，其中約3,700平方米之寫字樓作長線投資用途，餘下部份則作出售用途。約八成寫字樓已出租並為集團帶來穩定的租金收益。

(4) 建築材料業務及科技投資

（透過本集團佔67%權益之嘉華建材有限公司擁有「嘉華建材」）

(甲) 香港的建材業務

二零零三年，香港因爆發「沙士」及受伊拉克戰爭影響，經濟更趨疲弱。但本地經濟在二零零三年第四季度已開始漸露曙光。

縱使在如此困難的營商環境下，本集團在香港之業務仍能達致較同業理想之表現。除了維持成本效益外，集團亦不斷地探索新的商機以提高盈利貢獻。

嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。根據與香港特別行政區政府簽訂之合約，該嘉華建材佔63.5%權益的附屬公司已準時完成第三階段之工程。

(乙) 中國內地的建材業務

集團在內地拓展業務之策略已成功為集團未來持續發展奠下穩固的基礎。按計劃於年內投產之新項目已為集團帶來貢獻。待這些與國內夥伴的合營企業陸續投產後本集團將成為內地主要礦渣微粉供應商之一。集團深信這些項目將為集團帶來良好的貢獻。

集團在上海業務之混凝土銷售量較往年持續增長，嘉華建材全資擁有的湖州石礦場已於年內開始供應石料至上海市場。此將提升集團於上海之預拌混凝土業務之競爭力，亦有助加強集團在當地業界之領導地位。

集團已於年內在南京及馬鞍山內興建預拌混凝土廠供應當地市場。

在北京之石礦業務方面，佔55%權益之北京首嘉石業有限公司於年內之銷售量及利潤均比去年有所增長。集團已於年內成立北京商強混凝土有限公司提供預拌混凝土予北京市場。

在廣州，嘉華建材佔50%權益之嘉華南方水泥有限公司的水泥業務營運於二零零三年度錄得令人滿意之業績。在銷售及盈利方面均比去年有所增加。本集團正積極考慮擴充水泥之生產設施以期增加該合資企業之盈利能力。

(丙) 科技投資

集團正從現有的策略投資範疇內繼續維持一個與去年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與去年相若。

財務檢討

(1) 財務狀況

資金運用之總額由去年港幣61億元，減少至於二零零三年十二月三十一日港幣53億元，跌幅為百分之十五，主要為償還銀行借款。

固定資產總額增加港幣44,000,000元，主要為在建築材料業務上增添之廠房及機器。於年內所派發之股份股息及認股權之行使令已發行股份之總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) 集團流動資金，財務資源及負債比率

集團於年內之流動資金水平強健。在二零零三年十二月三十一日集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣340,000,000元。而在二零零二年十二月三十一日之淨結餘為港幣533,000,000元。

於年內長期借款總額減少港幣1,036,000,000元，主要是年內所收之樓款用作償還發展項目之銀行借款。其中約89%之長期借款之還款期超逾一年或以上。

在負債比率方面（比率計算定義為未償還之總借款額減除現金與總資產額相比），在二零零三年十二月三十一日，負債比率維持在21%之滿意水平，而去年則為32%。

於二零零三年十二月三十一日，集團之現金及銀行結餘為港幣517,000,000元，而尚未動用之銀行融資額則為港幣14億元。

集團之流動資金充裕及負債比率健全，足夠應付承約及營運資金之需求。

(3) 庫務政策

本集團管理外匯機制以保守政策及控制風險為主，本集團借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，集團亦利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。

本集團並無投資於與集團財務無關之衍生工具。

(4) 集團資產之抵押

賬面值港幣266,904,000元（二零零二年：港幣225,975,000元）的投資物業，及賬面值港幣290,082,000元（二零零二年：港幣295,904,000元）的土地和建築物已分別抵押予銀行作為集團借貸的擔保。

(5) 或然負債

本公司已就若干附屬公司及共同控制實體取得之信貸額分別為港幣1,505,277,000元（二零零二年：港幣2,136,836,000元）及港幣零元（二零零二年：港幣203,500,000元）向銀行及財務機構出具擔保。於二零零三年十二月三十一日已動用之信貸額分別為港幣766,554,000元（二零零二年：港幣1,389,943,000元）及港幣零元（二零零二年：港幣68,750,000元）。

本公司就一附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

(6) 可換股債券

本集團於二零零四年三月二十三日發行一批面值港幣864,260,000元之0.5%擔保可換股債券。該等債券已在盧森堡證券交易所上市，並可於二零零四年四月二十三日至二零零九年三月八日營業時間結束時，按換股價每股港幣2.25元轉換為本公司之普通股。該等債券於二零零九年三月二十三日到期並按該等債券之有關條款以本金額之91.49%贖回。

僱員

本集團在香港及中國內地僱員總人數為2,141人（不包括聯營公司及共同控制實體），僱員成本（不包括董事酬金）合共港幣219,000,000元。

本集團聘用及提升僱員以工作能力及其發展潛質為原則，並為僱員提供具競爭力的薪酬福利配套。本集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並着重為員工提供培訓及發展的機會。

股本

本公司於截至二零零三年十二月三十一日止年度內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

董事會變動

[illegible]

暫停辦理登記手續

本公司將於二零零四年五月二十四日至二零零四年五月三十一日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零四年五月二十一日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

本公司於截至二零零三年十二月三十一日止年度內，已遵守香港聯合交易所有限公司所訂之最佳應用守則。

刊載進一步資料

載列香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第45(1)至45(3)段所規定之全部資料之業績公佈，將於稍後時間在本公司及聯交所網頁上登載。

董事

[illegible]

承董事會命
公司秘書
唐鉅南

香港，二零零四年四月十五日

主要辦事處：

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

BEST AVAILABLE COPY

截至二零零三年十二月三十一日止年度之業績公佈

業績

嘉華國際集團有限公司（「本公司」）董事會欣然宣佈，本公司及其附屬公司（統稱「本集團」）截至二零零三年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零三年十二月三十一日止年度之營業額為港幣3,076,143,000元，較去年增加港幣941,591,000元。

本集團截至二零零三年十二月三十一日止年度之已審核股東應佔溢利為港幣120,380,000元，較去年增加港幣18,046,000元。

末期股息

董事會議決於二零零四年五月三十一日召開之股東週年大會上，建議向於二零零四年五月三十一日名列本公司股東名冊內之股東派發截至二零零三年十二月三十一日止年度以股代息之末期股息，每股港幣2仙，共需港幣39,623,000元，惟股東可選擇收取現金以代替股份股息。（二零零二年：建議派發以股代息之末期股息，每股港幣2仙，共需港幣38,412,000元，股東可選擇收取現金以代替股份股息。）

派發股份股息，須待於即將召開之股東週年大會上獲普通決議案通過及香港聯合交易所有限公司批准將予發行作為股息之股份上市及掛牌買賣，方可作實。預期有關該等股份之股票及股息單將於二零零四年七月九日郵寄予股東。一份載有建議之以股代息詳情之通函將寄予本公司之股東。

綜合損益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元
營業額	2	3,076,143	2,134,552
銷售成本		(2,891,632)	(1,901,579)
毛利		184,511	232,973
其他收益	2	17,645	11,720
其他營運收入		72,888	24,858
行政費用		(77,599)	(82,267)
其他營運費用		(51,924)	(48,962)
經營溢利	3	145,521	138,322
財務費用	4	(17,144)	(8,619)
應佔溢利減虧損			
共同控制實體		53,845	4,406
聯營公司		998	2,400
除稅前溢利		183,220	136,509
稅項	5	(45,831)	(11,365)
除稅後溢利		137,389	125,144
少數股東權益		(17,009)	(22,810)
股東應佔溢利		120,380	102,334
股息	7	(59,253)	(57,376)
		港仙	港仙
每股盈利	6	6.2	5.4
每股股息	7		
中期		1.0	1.0
末期（建議）		2.0	2.0

附註：

1. **主要會計政策**

本財務報表根據歷史成本會計法編製，並對某些物業及投資的重估值作出修訂，及按照香港財務報告準則編製而成。

於二零零三年，本集團採納及應用由香港會計師公會頒佈經修訂之會計實務準則（「會計準則」）第12號「所得稅」。採納此經修訂之會計準則第12號使本集團之會計政策有所變動，因此，於二零零二年及二零零三一月一日之儲備，分別減少港幣33,652,000元及港幣37,721,000元。二零零二年度之股東應佔溢利則減少港幣4,069,000元。

2. **營業額、其他收益及分部資料**

本集團主要業務為物業發展及投資，製造、銷售及分銷建築材料，並無其他重大的可分割業務。

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
物業銷售	1,842,095	1,039,956
製造、銷售及分銷建築材料	1,130,894	1,010,999
租金收入	37,010	39,139
貨品銷售	66,144	44,458
	3,076,143	2,134,552
其他收益		
銀行存款利息收入	5,918	6,733
按揭貸款利息收入	8,730	2,213
[illegible]	[illegible]	[illegible]
上市證券投資股息收入	1,476	856
	17,645	11,720
總收益	3,093,788	2,146,272

	營業額 二零零三年 港幣千元	營業額 二零零二年 港幣千元	經營溢利 二零零三年 港幣千元	經營溢利 二零零二年 港幣千元
地產	1,879,105	1,079,095	109,347	89,600
建築材料	1,130,894	1,010,999	22,483	45,954
其他	66,144	44,458	13,691	2,768
	3,076,143	2,134,552	145,521	138,322
財務費用			(17,144)	(8,619)
應佔溢利減虧損				
共同控制實體			53,845	4,406
聯營公司			998	2,400
除稅前溢利			183,220	136,509
稅項			(45,831)	(11,365)
除稅後溢利			137,389	125,144
少數股東權益			(17,009)	(22,810)
股東應佔溢利			120,380	102,334

本集團年內之營業額及經營溢利／（虧損）按地區分析詳列如下：

	營業額 二零零三年 港幣千元	營業額 二零零二年 港幣千元	經營溢利／（虧損） 二零零三年 港幣千元	經營溢利／（虧損） 二零零二年 港幣千元
香港	2,322,052	1,479,594	118,746	98,858
中國內地	678,729	583,176	30,031	37,179
新加坡	9,218	27,324	(3,776)	1,938
日本	66,144	44,458	520	347
	3,076,143	2,134,552	145,521	138,322

3. **經營溢利**

經營溢利已計入及扣除下列項目：

	二零零三年 港幣千元	二零零二年 港幣千元
計入：		
上市投資之未變現溢利	16,032	950
出售上市投資已實現的利潤	2,372	103
周四發展物業之撥備	8,478	7,726
出售營運權之收益	28,260	—
撥回負商譽	632	631
扣除：		
銷售存貨成本	1,008,355	821,812
投資物業重估虧損	12,070	6,066
折舊	69,280	62,111
攤銷		
石礦場之發展費用	1,284	846
待除表土費用	14,391	14,033
[illegible]	—	[illegible]

業務檢討

(1) **在香港之物業**

(甲) *目前在香港進行中之發展物業項目*
（總樓面面積約為160,000平方米）

(i) 沙田馬鞍山沙田市地段第483號嘉華星濤灣（佔100%權益）

此物業坐落於海濱地段，毗鄰興建中於2004年完工之馬鞍山鐵路，往返九龍及香港，瞬間即達，舒適快捷。該項發展由兩幢樓高32層之住宅大廈組成，附設一系列會所設施及一室外游泳池，吐露港全景均能盡收眼底。上蓋工程現已完成並於2004年2月取得入伙紙，所有住宅單位已全部售出。

(ii) 九龍塘廣播道83號嘉匯豪（佔100%權益）

此物業已發展為一幢樓高37層，附設會所設施及大型園林式泳池之豪華住宅大廈。住宅單位幾已全部售出。

(iii) 青山公路青龍頭段18A海韻軒（佔50%權益）

此為一合營物業發展項目，集團佔50%權益。集團被委任為此發展物業之項目經理。

此物業現正發展為兩幢樓高37層之住宅大廈，共提供248個住宅單位。每戶均東南單向設計，並附設露台，飽覽青馬、汀九雙橋優美的全海景。豪華會所面積逾70,000平方尺，將提供完善之康樂設施。上蓋建築工程現正進行，預計在2004年完成。住宅單位於2003年7月推出預售，超過80%之單位已售出。

(iv) 荃灣荃錦公路108號朗逸峰（佔25%權益）

此為一合營物業發展項目，集團佔25%之權益。此項目總樓面面積約為92,450平方米，供住宅物業發展用途。此項目正在進行上蓋建築工程，整個項目預計在2004年完成。長江實業被委任為此發展物業之項目經理。

(乙) *其他在香港之主要物業（佔100%權益）*

(i) 上環永樂街嘉華商業中心

此為一幢高24層之商業大廈，包括寫字樓及地舖，樓面面積約3,900平方米，現持有作長期投資用途。在2003年內，此物業之出租率維持在90%，為集團帶來穩定之租金收益。

(ii) 土瓜灣炮仗街嘉景花園商場

此物業為一面積約2,700平方米之商場，持有作出售用途，現正出租收取租金。在2003年內之出租率為80%水平，為集團帶來穩定之租金收益。

(iii) 北角蜆殼街嘉昌商業中心

此物業為一幢樓高26層之商業大廈，現持有寫字樓樓面面積約1,900平方米作出售用途。此物業現正出租收取租金。2003年內之出租率維持在70%水平以上，為集團帶來穩定之租金收益。

(2) **在中國內地之物業**
目前在進行中之發展物業項目
（總樓面面積為750,000平方米）

(i) 上海徐匯區建國西路68號A、B地塊（佔100%權益）

此物業將發展為擁有總樓面面積約152,000平方米之多幢住宅大廈。拆遷工程正在進行中，預計整個項目在2006年完成。

(ii) 上海靜安區嚴家宅三期地塊（佔99%權益）

此為一面積約29,000平方米之地盤，其總樓面面積約120,000平方米，作住宅物業發展用途。拆遷工程正進行中，整個項目預計在2006年完成。

(iii) 上海閘北區廣中路701號地塊（佔100%權益）

此發展項目將分為三期發展，其總樓面面積約400,000平方米，作住宅物業發展用途。地基工程正進行中，預計第一期於2005年年底完成。

(iv) 上海淮海中路上海嘉華中心（佔35.75%權益）

此為一合營物業發展項目，集團佔35.75%權益。

此項目現正發展為一高層甲級寫字樓大廈，預計在2005年完成。地基工程已完成，上蓋建築工程正按計劃進度進行中。

(v) 廣州東風西路嘉和苑（佔100%權益）

此項目分三期發展。第一期及第二期之發展經已完成而住宅單位幾已全部售出。最後第三期已發展為四幢豪華住宅大廈，附設有會所設施，室內游泳池及地面商場。超過95%之第三期住宅單位已售出。

(3) **在新加坡之物業**

振瑞路新生商業中心（佔100%權益）

此為一幢樓高12層之商業大廈，附設有停車場。現持有樓面面積約5,800平方米之寫字樓。其中約3,700平方米之寫字樓作長期投資用途，餘下部份則作出售用途。約八成寫字樓已出租並為集團帶來穩定的租金收益。

(4) **建築材料業務及科技投資**

（透過本集團佔67%權益之嘉華建材有限公司擁有「嘉華建材」）

(甲) *香港的建材業務*

二零零三年，香港因爆發「沙士」及受伊拉克戰事影響，經濟更趨疲弱。但本地經濟在二零零三年第四季度已開始漸露曙光。

縱使在如此困難的營商環境下，本集團在香港之業務仍能達致較同業理想之表現。除了維持成本效益外，集團亦不斷地探索新的商機以提高盈利貢獻。

嘉安石礦有限公司在安達臣道石礦場之复修合約於年內依原定計劃繼續進行。根據與香港特別行政區政府簽訂之合約，該嘉華建材佔63.5%權益的附屬公司已準時完成第三階段之工程。

(乙) *中國內地的建材業務*

集團在內地拓展業務之策略已成功為集團未來持續發展建下穩固的基礎。按計劃於年內投產之新項目已為集團帶來貢獻。待這些與國內夥伴的合營企業陸續投產後本集團將成為內地主要磨細礦粉供應商之一。集團深信這些項目將為集團帶來良好的貢獻。

集團在上海業務之混凝土銷售量較往年持續增長。嘉華建材全資擁有的湖州石礦場已於年內開始供應石料至上海市場。此將提升集團於上海之預拌混凝土業務之競爭力，亦有助加強集團在當地業界之領導地位。

集團已於年內在南京及馬鞍山內興建預拌混凝土廠供應當地市場。

在北京之石礦業務方面，佔55%權益之北京首嘉石業有限公司於年內之銷售量及利潤均比去年有所增長。集團已於年內成立北京高強混凝土有限公司提供預拌混凝土予北京市場。

在廣州，嘉華建材佔50%權益之嘉華南方水泥有限公司的水泥業務營運於二零零三年度錄得令人滿意之業績，在銷售及盈利方面均比去年有所增加。本集團正積極考慮擴充水泥之生產設施以期增加該合資企業之盈利能力。

(丙) *科技投資*

集團正從現有的策略投資範疇內繼續維持一個與去年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與去年相若。

財務檢討

(1) **財務狀況**

資金運用之總額由去年港幣61億元，減少至於二零零三年十二月三十一日港幣53億元，跌幅為百分之十五，主要為償還銀行借款。

固定資產總額增加港幣44,000,000元，主要為在建築材料業務上增添之廠房及機器。於年內所派發之股份股息及認股權之行使令已發行股份之總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) **集團流動資金、財務資源及負債比率**

集團於年內之流動資金水平穩健，在二零零三年十二月三十一日集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣340,000,000元，而在二零零二年十二月三十一日之淨結餘為港幣533,000,000元。

於年內長期借款總額減少港幣1,036,000,000元，主要是年內所收之樓款用作償還發展項目之銀行借款。其中約89%之長期借款之還款期超逾一年或以上。

在負債比率方面（比率計算定義為未償還之總借款額減除現金與總資產額相比），在二零零三年十二月三十一日，負債比率維持在21%之滿意水平，而去年則為32%。

於二零零三年十二月三十一日，集團之現金及銀行結餘為港幣517,000,000元，而尚未動用之銀行融資額則逾港幣14億元。

集團之流動資金充裕及負債比率健全，足夠應付承約及營運資金之需求。

(3) **庫務政策**

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，集團亦利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。

本集團並無投資於與集團財務無關之衍生工具。

(4) **集團資產之抵押**

本財務報表根據歷史成本會計法編製，並對某些物業及投資的重估值作出修訂，及按照香港財務報告準則編製而成。

於二零零三年，本集團採納及應用由香港會計師公會頒佈經修訂之會計實務準則（「會計準則」）第12號「所得稅」。採納此經修訂之會計準則第12號使本集團之會計政策有所變動。因此，於二零零二年及二零零三年一月一日之儲備，分別減少港幣33,652,000元及港幣37,721,000元，二零零二年度之股東應佔溢利則減少港幣4,069,000元。

2. 營業額、其他收益及分部資料

本集團主要業務為物業發展及投資、製造、銷售及分銷建築材料，並無其他重大的可分割業務。

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
物業銷售	1,842,095	1,039,956
製造，銷售及分銷建築材料	1,130,894	1,010,999
租金收入	37,010	39,139
貨品銷售	66,144	44,458
	3,076,143	2,134,552
其他收益		
銀行存款利息收入	5,918	6,733
按揭貸款利息收入	8,730	2,213
遞延應收賬款利息收入	1,521	1,918
上市證券投資股息收入	1,476	856
	17,645	11,720
總收益	3,093,788	2,146,272

	營業額		經營溢利	
	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
地產	1,879,105	1,079,095	109,347	89,600
建築材料	1,130,894	1,010,999	22,483	45,954
其他	66,144	44,458	13,691	2,768
	3,076,143	2,134,552	145,521	138,322
財務費用			(17,144)	(8,619)
應佔溢利減虧損				
共同控制實體			53,845	4,406
聯營公司			998	2,400
除稅前溢利			183,220	136,509
稅項			(45,831)	(11,365)
除稅後溢利			137,389	125,144
少數股東權益			(17,009)	(22,810)
股東應佔溢利			120,380	102,334

本集團年內之營業額及經營溢利／（虧損）按地區分析詳列如下：

	營業額		經營溢利／（虧損）	
	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
香港	2,322,052	1,479,594	118,746	98,858
中國內地	678,729	583,176	30,031	37,179
新加坡	9,218	27,324	(3,776)	1,938
日本	66,144	44,458	520	347
	3,076,143	2,134,552	145,521	138,322

3. 經營溢利

經營溢利已計入及扣除下列項目：

	二零零三年 港幣千元	二零零二年 港幣千元
計入：		
上市投資之未變現溢利	16,032	950
出售上市投資已實現的利潤	2,372	103
撥回發展物業之撥備	8,478	7,726
出售營運權之收益	28,260	—
攤銷負商譽	632	631
扣除：		
銷售存貨成本	1,008,355	821,812
投資物業重估虧損	12,070	6,066
折舊	69,280	62,111
攤銷		
石礦場之發展費用	1,284	846
剷除表土費用	14,391	14,033
出售聯營公司虧損	—	12,658
匯兌虧損	4,108	5,123

4. 財務費用

	二零零三年 港幣千元	二零零二年 港幣千元
利息支出		
銀行貸款及透支	51,540	74,302
需為五年內全數償還之融資租賃承擔	—	2
	51,540	74,304
資本化作為興建中物業成本	(34,396)	(65,685)
	17,144	8,619

5. 稅項

	二零零三年 港幣千元	二零零二年 港幣千元
本公司及附屬公司		
香港利得稅	27,396	3,301
海外稅項	7,085	6,092
遞延稅項	397	1,376
	34,878	10,769
共同控制實體		
香港利得稅	8,839	—
海外稅項	848	558
遞延稅項	1,122	—
聯營公司		
香港利得稅	144	38
	45,831	*11,365*

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後依百分之十七點五（二零零二年：百分之十六）稅率提撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

6. 每股盈利

每股基本盈利乃根據股東應佔溢利港幣120,380,000元（二零零二年：港幣102,334,000元）及年內已發行股份1,944,096,000股（二零零二年：1,888,664,000股）之加權平均數計算。每股攤薄盈利並無呈列，因於二零零三年十二月三十一日尚未行使之認股權對每股盈利並沒有攤薄之影響。

7. 股息

	二零零三年 港幣千元	二零零二年 港幣千元
中期以股代息附現金選擇權，每股港幣1仙（二零零二年：每股港幣1仙）	19,630	18,964
建議末期股息附現金選擇權，每股港幣2仙（二零零二年：每股港幣2仙）	39,623	38,412
	59,253	57,376

董事會建議末期股息以股代息附現金選擇權，每股港幣2仙（二零零二年：2仙）。此項股息將於截至二零零四年十二月三十一日止年度列作盈餘節備分派。

業績檢討

截至二零零三年十二月三十一日止年度，集團之營業額及股東應佔溢利分別為港幣3,076,143,000元及港幣120,380,000元，與去年同期比較，分別上升44%及18%。

在年內，來自房地產業務之貢獻繼續增加。本年度主要物業銷售項目為在香港之嘉華星濤灣、嘉皇臺、海霞軒及朗逸峰，及在廣州之嘉和苑第三期。地產業務之銷售額約佔集團之總營業額百分之六十一。

在建材業務方面，雖然在中國內地的新項目相繼投產令其對集團貢獻有所增加，但由於香港市場競爭持續激烈，引致建材業務整體之貢獻比去年減少百分之五十一。

(iv) 上海淮海中路上海嘉華中心（佔35.75%權益）

此為一合營物業發展項目，集團佔35.75%權益。

此項目現正發展為一高層甲級寫字樓大廈，預計在2005年完成。地基工程已完成，上蓋建築工程正按計劃進度進行中。

(v) 廣州東風西路嘉和苑（佔100%權益）

此項目分三期發展。第一期及第二期之發展經已完成而住宅單位幾已全部售出。最後第三期已發展為四幢高尚住宅大廈，附設有會所設施，室內游泳池及地面商場。超過95%之第三期住宅單位已售出。

(3) 在新加坡之物業

振瑞路新生商業中心（佔100%權益）

此為一幢樓高12層之商業大廈，附設有停車場。現持有樓面面積約5,800平方米之寫字樓，其中約3,700平方米之寫字樓作長線投資用途，餘下部份則作出售用途。約八成寫字樓已出租並為集團帶來穩定的租金收益。

(4) 建築材料業務及科技投資

（透過本集團佔67%權益之嘉華建材有限公司擁有「嘉華建材」）

（甲） 香港的建材業務

二零零三年，香港因爆發「沙士」及受伊拉克戰事影響，經濟更趨疲弱。但本地經濟在二零零三年第四季度已開始漸露曙光。

縱使在如此困難的營商環境下，本集團在香港之業務仍能達致較同業理想之表現。除了維持成本效益外，集團亦不斷地探索新的商機以提高盈利貢獻。

嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。根據與香港特別行政區政府簽訂之合約，該嘉華建材佔63.5%權益的附屬公司已準時完成第三階段之工程。

（乙） 中國內地的建材業務

集團在內地拓展業務之策略已成功為集團未來持續發展奠下穩固的基礎。按計劃於年內投產之新項目已為集團帶來貢獻。待這些與國內夥伴的合營企業陸續投產後本集團將成為內地主要礦渣微粉供應商之一。集團深信這些項目將為集團帶來良好的貢獻。

集團在上海業務之混凝土銷售量較往年持續增長。嘉華建材全資擁有的湖州石礦場已於年內開始供應石料至上海市場，此將提升集團於上海之預拌混凝土業務之競爭力，亦有助加強集團在當地業界之領導地位。

集團已於年內在南京及馬鞍山內興建預拌混凝土廠供應當地市場。

在北京之石礦業務方面，佔55%權益之北京首爾石業有限公司於年內之銷售量及利潤均比去年有所增長。集團已於年內成立北京高強混凝土有限公司提供預拌混凝土予北京市場。

在廣州，嘉華建材佔50%權益之嘉華南方水泥有限公司的水泥業務管理於二零零三年度錄得令人滿意之業績。在銷售及盈利方面均比去年有所增加。本集團正積極考慮擴充水泥之生產設施以期增加該合資企業之盈利能力。

（丙） 科技投資

集團正從現有的策略投資範疇內繼續維持一個與去年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與去年相若。

財務檢討

(1) 財務狀況

資金運用之總額由去年港幣61億元，減少至於二零零三年十二月三十一日港幣53億元，跌幅為百分之十五，主要為償還銀行借款。

固定資產總額增加港幣44,000,000元。主要為在建築材料業務上增添之廠房及機器。於年內所派發之股份股息及認股權之行使令已發行股份之總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) 集團流動資金，財務資源及負債比率

集團於年內之流動資金水平強健。在二零零三年十二月三十一日集團之現金及銀行結餘扣除短期銀行借款及銀行透支為港幣340,000,000元，而在二零零二年十二月三十一日之淨結餘為港幣533,000,000元。

於年內長期借款總額減少港幣1,036,000,000元，主要是年內所收之樓款用作償還發展項目之銀行借款。其中約89%之長期借款之還款期超過一年或以上。

在負債比率方面（比率計算定義為未償還之總借款額減除現金與總資產額相比），在二零零三年十二月三十一日，負債比率維持在21%之滿意水平，而去年則為32%。

於二零零三年十二月三十一日，集團之現金及銀行結餘為港幣517,000,000元，而尚未動用之銀行融資額則逾港幣14億元。

集團之流動資金充裕及負債比率健全，足夠應付承約及營運資金之需求。

(3) 庫務政策

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，集團亦利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。

本集團並無投資於與集團財務無關之衍生工具。

(4) 集團資產之抵押

賬面值港幣266,904,000元（二零零二年：港幣225,975,000元）的投資物業，及賬面值港幣290,082,000元（二零零二年：港幣295,904,000元）的土地和建築物已分別抵押予銀行作為集團信貸的擔保。

(5) 或然負債

本公司已就若干附屬公司及共同控制實體取得之信貸額分別為港幣1,505,277,000元（二零零二年：港幣2,136,836,000元）及港幣零元（二零零二年：港幣203,500,000元）向銀行及財務機構出具擔保。於二零零三年十二月三十一日已動用之信貸額分別為港幣766,554,000元（二零零二年：港幣1,389,943,000元）及港幣零元（二零零二年：港幣68,750,000元）。

本公司就一附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

(6) 可換股債券

本集團於二零零四年三月二十三日發行一批面值港幣864,260,000元之0.5%擔保可換股債券。該等債券已在盧森堡證券交易所上市，並可於二零零四年四月二十三日至二零零九年三月八日營業時間結束時，按換股價每股港幣2.25元轉換為本公司之普通股。該等債券於二零零九年三月二十三日到期並按該等債券之有關條款以本金額之91.49%贖回。

僱員

本集團在香港及中國內地僱員總人數為2,141人（不包括聯營公司及共同控制實體），僱員成本（不包括董事酬金）合共港幣219,000,000元。

本集團聘用及提升僱員以工作能力及其發展潛質為原則，並為僱員提供具競爭力的薪酬福利配套。本集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

股本

本公司於截至二零零三年十二月三十一日止年度內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

董事會變動

董事會對鄧志聰先生於二零零四年四月十五日獲委任為本公司之執行董事及將其寶貴經驗貢獻予本集團表示歡迎。

暫停辦理登記手續

本公司將於二零零四年五月二十四日至二零零四年五月三十一日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零四年五月二十一日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

本公司於截至二零零三年十二月三十一日止年度內，已遵守香港聯合交易所有限公司所訂之最佳應用守則。

刊載進一步資料

載列香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第45(1)至45(3)段所規定之全部資料之業績公佈，將於稍後時間在本公司及聯交所網頁上登載。

董事

[illegible]

承董事會命
公司秘書
湯鉅明

香港，二零零四年四月十五日

主要辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwih.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 173

COMPLETION OF 0.50 PER CENT. GUARANTEED CONVERTIBLE BONDS DUE 2009 BY K. WAH INTERNATIONAL FINANCE LIMITED

The issue of HK$864,260,000 0.50 per cent. Guaranteed Convertible Bonds due 2009 by K. Wah International Finance Limited and guaranteed by the Company announced by the Company on 25 February 2004 and 27 February 2004 was completed on 23 March 2004.

K. Wah International Holdings Limited ("**Company**") announced on 25 February 2004 and 27 February 2004 the proposed issue of HK$864,260,000 0.50 per cent. Guaranteed Convertible Bonds due 2009 ("**Bonds**") by K. Wah International Finance Limited, which are convertible into ordinary shares of HK$0.10 each in the share capital of the Company and guaranteed by the Company.

The issue of the Bonds was completed on 23 March 2004. The aggregate principal amount of the Bonds issued on 23 March 2004 was HK$864,260,000. Application has been made to list the Bonds on the Luxembourg Stock Exchange, but there can be no assurance that listing will be obtained.

The Stock Exchange has granted its approval to the Company for the listing of, and permission to deal in, the Shares to be allotted and issued by the Company upon conversion of the Bonds.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong
Company Secretary

Hong Kong, 23 March 2004

website: www.kwih.com

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(於百慕達註冊成立之有限公司)
股份代號：173

完成由 K. WAH INTERNATIONAL FINANCE LIMITED 發行於二零零九年到期之 0.50厘有擔保可換股債券

本公司於二零零四年二月二十五日及二零零四年二月二十七日所公佈，由本公司擔保並由 K. Wah International Finance Limited 發行港幣864,260,000元於二零零九年到期之0.50厘有擔保可換股債券現已完成。

嘉華國際集團有限公司(「本公司」)於二零零四年二月二十五日及二零零四年二月二十七日公佈，建議由 K. Wah International Finance Limited 發行港幣864,260,000元於二零零九年到期之0.50厘有擔保可換股債券(「債券」)，可轉換為本公司股本中每股面值港幣0.10元之普通股，並由本公司擔保。

債券之發行已於二零零四年三月二十三日完成。於二零零四年三月二十三日發行之債券本金總額為港幣864,260,000元。本公司已申請債券於盧森堡證券交易所上市，惟並不保證可獲批准上市。

聯交所已向本公司授出批准，批准因債券獲轉換而將予配發及發行之股份上市及買賣。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

香港，二零零四年三月二十三日

網站：www.kwih.com

* 僅供識別

This announcement is for information purposes only and does not constitute an offer or invitation to subscribe for or purchase any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 173

PROPOSED ISSUE OF 0.50 PER CENT. GUARANTEED CONVERTIBLE BONDS DUE 2009 BY K. WAH INTERNATIONAL FINANCE LIMITED ADDITIONAL INFORMATION

This announcement is made pursuant to K. Wah International Holdings Limited's disclosure obligation under Paragraph 2 of the Listing Agreement.

Reference is made to the announcements of K. Wah International Holdings Limited dated 25 February 2004 and 27 February 2004 in relation to a proposed issue of 0.50 per cent. Guaranteed Convertible Bonds due 2009 with an aggregate principal amount of HK$864,260,000 by K. Wah International Finance Limited, a wholly-owned subsidiary of K. Wah International Holdings Limited. An offering memorandum in relation to 0.50 per cent. Guaranteed Convertible Bonds due 2009 has been prepared for distribution to institutional investors in Asia and Europe which discloses certain information that has not previously been published to shareholders of K. Wah International Holdings Limited and that the Directors considered should be disclosed to shareholders of the Company. Extracts of such information from the offering memorandum are set out in this announcement.

This announcement is made pursuant to the Company's disclosure obligation under Paragraph 2 of the Listing Agreement.

Reference is made to the announcements of K. Wah International Holdings Limited (**"Company"**) dated 25 February 2004 and 27 February 2004 (**"Announcements"**) in relation to a proposed issue of 0.50 per cent. Guaranteed Convertible Bonds due 2009 with an aggregate amount of HK$864,260,000 (**"Bonds"**) by K. Wah International Finance Limited, a wholly-owned subsidiary of the Company. Terms used in the Announcements shall have the same meanings when used herein, unless otherwise defined.

An offering memorandum in respect of the proposed issue of the Bonds has been prepared for distribution to institutional investors in Asia and Europe. Since the offering memorandum discloses certain information which has not been previously published to shareholders of the Company and that the Directors considered should be disclosed to shareholders of the Company, extracts of such information from the offering memorandum are set out below.

CAPITALISATION AND INDEBTEDNESS OF THE COMPANY

The following table sets forth the unaudited consolidated capitalisation and indebtedness of the Group as at 30 September 2003 and as adjusted to give effect to the issue of the Bonds:

	As at 30 September 2003		
	Actual (HK$ Million)	As Adjusted (HK$ Million)	(US$ Million)
Short-term borrowings			
Secured	57	57	7
Unsecured	123	123	16
Total short-term borrowings	180	180	23
Long-term borrowings			
Secured	652	652	84
Unsecured	712	712	91
The Bonds to be issued	—	864	111
Total long-term borrowings	1,364	2,228	286
Shareholders' equity			
Share capital[(1)]	196	196	25
Reserves	2,291	2,291	294
Shareholders' funds	2,487	2,487	319
Minority interests	1,120	1,120	144
Total capitalisation	4,971	5,835	749
Total short-term borrowings and capitalisation	5,151	6,015	772

(1) If all the Bonds were converted at the initial conversion price of HK$2.25 per Share, an additional 384,115,555 Shares would be issued on conversion.

In this announcement, unless stated otherwise herein, certain amounts quoted in US dollars have been translated into Hong Kong dollars at the reference rate of US$1.00 to HK$7.7943 for information purpose only. Such translation should not be construed as a representation that the relevant amount have been, could have been, or could be, converted at that or any other rate or at all.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong
Company Secretary

Hong Kong, 18 March 2004

website: www.kwih.com

* *For identification purpose only*

本公佈僅供參考，並不構成認購或購買任何證券之要約邀請，而本公佈或其任何內容亦不構成任何合約或任何形式之承諾之任何部份。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*

（於百慕達註冊成立之有限公司）
股份代號：173

建議由K. WAH INTERNATIONAL FINANCE LIMITED
發行於二零零九年到期之
0.50厘有擔保可換股債券
其他資料

本公佈乃根據上市協議第2段有關嘉華國際集團有限公司披露責任而刊發。

謹提述嘉華國際集團有限公司於二零零四年二月二十五日及二零零四年二月二十七日就建議由嘉華國際集團有限公司之全資附屬公司 K. Wah International Finance Limited 發行本金額港幣864,260,000元於二零零九年到期之0.50厘有擔保可換股債券而刊發之公佈。嘉華國際集團有限公司已就於二零零九年到期之0.50厘有擔保可換股債券編製派發予亞洲及歐洲機構投資者之發售章程，而其中披露若干之前未向嘉華國際集團有限公司股東公佈且董事認為應向本公司股東披露之資料。從發售章程摘錄之有關資料，乃載於本公佈。

本公佈乃根據上市協議第2段有關本公司之披露責任而刊發。

謹提述嘉華國際集團有限公司（「本公司」）於二零零四年二月二十五日及二零零四年二月二十七日就建議由本公司之全資附屬公司 K. Wah International Finance Limited 發行本金額港幣864,260,000元於二零零九年到期之0.50厘有擔保可換股債券（「債券」）而刊發之公佈（「該等公佈」）。除另有界定者外，本公佈所使用之詞彙與該等公佈所界定者具相同涵義。

本公司已就建議發行債券而編製發售章程，以供派發予亞洲及歐洲之機構投資者。由於發售章程披露若干之前未向本公司股東公佈且董事認為應向本公司股東披露之資料，現摘錄發售章程之有關資料，載列如下。

本公司股本及債項

下表載列本集團於二零零三年九月三十日之未經審核綜合股本及債項，並已作出調整以計及發行債券之影響：

	二零零三年九月三十日 實際	經調整	
	（百萬港元）	（百萬港元）	（百萬美元）
短期借貸			
有抵押	57	57	7
無抵押	123	123	16
短期借貸總額	180	180	23
長期借貸			
有抵押	652	652	84
無抵押	712	712	91
將發行之債券	—	864	111
長期借貸總額	1,364	2,228	286
股東股本			
股本[(1)]	196	196	25
儲備	2,291	2,291	294
股東權益	2,487	2,487	319
少數股東權益	1,120	1,120	144
總股本	4,971	5,835	749
短期借貸總額及股本	5,151	6,015	772

(1) 倘所有債券已按初步換股價每股2.25港元轉換為股份，將須就轉換而額外發行384,115,555股股份。

在本公佈，除另有訂明外，若干以美元所報之金額乃按1.00美元兌7.7943港元之匯率換算為港元，以供參考。有關換算概不能視為任何有關款額已經、可能已經、或可能按該匯率或任何其他匯率換算。

承董事會命
嘉華國際集團有限公司
公司秘書
湯經南

香港，二零零四年三月十八日

網站：www.kwih.com

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司*

(Incorporated in Bermuda with limited liability)

PROPOSED ISSUE OF 0.50% GUARANTEED CONVERTIBLE BONDS DUE 2009 BY K. WAH INTERNATIONAL FINANCE LIMITED

Pursuant to a Subscription Agreement dated 24 February, 2004 entered into between K. Wah International Holdings Limited as guarantor, K. Wah International Finance Limited as issuer and Morgan Stanley & Co. International Limited, Morgan Stanley & Co. International Limited exercised its option to further subscribe or procure subscribers for an additional HK$64,260,000 principal amount 0.50 per cent. Guaranteed Convertible Bonds due 2009.

The Directors refer to the announcement ("**Announcement**") of K. Wah International Holdings Limited ("**Company**") dated 25 February, 2004 relating to a proposed issue of 0.50 per cent. Guaranteed Convertible Bonds due 2009 by K. Wah International Finance Limited ("**Issuer**"), a wholly-owned subsidiary of the Company. Terms used in the Announcement shall have the same meanings when used herein, unless otherwise defined.

Pursuant to the terms and conditions of the Subscription Agreement dated 24 February, 2004 entered into between the Company as guarantor, the Issuer and Morgan Stanley & Co. International Limited ("**MSI**"), MSI has exercised in full its option to subscribe or procure subscribers for an additional HK$64,260,000 principal amount 0.50 per cent. Guaranteed Convertible Bonds due 2009 ("**Optional Bonds**").

The Optional Bonds will upon issue, carry a right to convert into shares of HK$0.10 each in the capital of the Company at an initial conversion price of HK$2.25 per Share (subject to adjustment). The Optional Bonds will be issued at the same time and on the same terms as the HK$800,000,000 principal amount 0.50 per cent. Guaranteed Convertible Bonds due 2009 expected to be issued upon completion of the Subscription Agreement which is expected to take place on or before 23 March, 2004 (or such later date as the Issuer, the Company and MSI may agree).

The estimated net proceeds of the Bonds Issue (including the Optional Bonds), after deduction of commission and administrative expenses (amounting to approximately HK$19 million), are approximately HK$845 million. The proceeds are currently intended to be used by the Company for the acquisition and development of new property projects and, pending such use, may be deployed for general working capital purposes. Currently, no such project has been identified.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong
Company Secretary

Hong Kong, 27 February, 2004

website: www.kwih.com

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*

(於百慕達註冊成立之有限公司)

建議由 K. WAH INTERNATIONAL FINANCE LIMITED 發行於二零零九年到期之 0.50厘有擔保可換股債券

根據嘉華國際集團有限公司(作為擔保人)、K. Wah International Finance Limited(作為發行人)與 Morgan Stanley & Co. International Limited 於二零零四年二月二十四日訂立之認購協議，Morgan Stanley & Co. International Limited 行使其選擇權以進一步認購或促使認購人認購額外本金額港幣64,260,000元之二零零九年到期之0.50厘有擔保可換股債券。

董事茲提述嘉華國際集團有限公司(「本公司」)於二零零四年二月二十五日刊發之公佈(「該公佈」)，內容有關本公司之全資附屬公司 K. Wah International Finance Limited(「發行人」)建議發行於二零零九年到期之0.50厘有擔保可換股債券。除非文義另有所指，否則本公佈採用之詞彙與該公佈所用者具相同涵義。

根據本公司(作為擔保人)、發行人與 Morgan Stanley & Co. International Limited(「MSI」)於二零零四年二月二十四日訂立之認購協議所載條款及條件，MSI 已全面行使其選擇權以認購或促使認購人認購額外本金額港幣64,260,000元之二零零九年到期之0.50厘有擔保可換股債券(「選擇權債券」)。

選擇權債券於發行時將附有權利，可按初步換股價每股港幣2.25元(可予調整)轉換為本公司股本中每股面值港幣0.10元之股份。選擇權債券將與預期在認購協議完成時將予發行本金額港幣800,000,000元之二零零九年到期之0.50厘有擔保可換股債券同時按相同條款發行，預期為二零零四年三月二十三日或之前(或發行人、本公司與 MSI 同意之較後日期)。

債券發行事項(包括選擇權債券)之估計所得款項淨額經扣除佣金及行政開支(約港幣19,000,000元)後約港幣845,000,000元。所得款項現時擬由本公司動用作收購及開發新物業項目，並於未作該等動用前，可用作一般營運資金。目前，本公司尚未辨悉任何有關項目。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

香港，二零零四年二月二十七日

網站：*www.kwih.com*

* 僅供識別

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*

（於百慕達註冊成立之有限公司）

建議由 K. WAH INTERNATIONAL FINANCE LIMITED 發行於二零零九年到期之 0.50厘有擔保可換股債券

根據嘉華國際集團有限公司（作為擔保人）、K. Wah International Finance Limited（作為發行人）與 Morgan Stanley & Co. International Limited 於二零零四年二月二十四日訂立之認購協議，Morgan Stanley & Co. International Limited 行使其選擇權以進一步認購或促使認購人認購額外本金額港幣64,260,000元之二零零九年到期之0.50厘有擔保可換股債券。

董事茲提述嘉華國際集團有限公司（「**本公司**」）於二零零四年二月二十五日刊發之公佈（「**該公佈**」），內容有關本公司之全資附屬公司 K. Wah International Finance Limited（「**發行人**」）建議發行於二零零九年到期之0.50厘有擔保可換股債券。除非文義另有所指，否則本公佈採用之詞彙與該公佈所用者具相同涵義。

根據本公司（作為擔保人）、發行人與 Morgan Stanley & Co. International Limited（「**MSI**」）於二零零四年二月二十四日訂立之認購協議所載條款及條件，MSI 已全面行使其選擇權以認購或促使認購人認購額外本金額港幣64,260,000元之二零零九年到期之0.50厘有擔保可換股債券（「**選擇權債券**」）。

選擇權債券於發行時將附有權利，可按初步換股價每股港幣2.25元（可予調整）轉換為本公司股本中每股面值港幣0.10元之股份。選擇權債券將與預期在認購協議完成時將予發行本金額港幣800,000,000元之二零零九年到期之0.50厘有擔保可換股債券同時按相同條款發行，預期為二零零四年三月二十三日或之前（或發行人、本公司與 MSI 同意之較後日期）。

債券發行事項（包括選擇權債券）之估計所得款項淨額經扣除佣金及行政開支（約港幣19,000,000元）後約港幣845,000,000元。所得款項現時擬由本公司動用作收購及開發新物業項目，並於未作該等動用前，可用作一般營運資金。目前，本公司尚未辨悉任何有關項目。

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

香港，二零零四年二月二十七日

網站：*www.kwih.com*

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy hereof may be taken into or distributed in the United States or to any US persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司*

(Incorporated in Bermuda with limited liability)

PROPOSED ISSUE OF 0.50% GUARANTEED CONVERTIBLE BONDS DUE 2009 BY K. WAH INTERNATIONAL FINANCE LIMITED

CONVERTIBLE INTO ORDINARY SHARES OF K. WAH INTERNATIONAL HOLDINGS LIMITED

The Company as guarantor and the Issuer have entered into the Subscription Agreement dated 24 February, 2004 with MSI in connection with the issue by the Issuer of the Firm Bonds with an initial aggregate principal amount of HK$800,000,000 and, subject to the exercise of the Option by MSI, the Optional Bonds with an aggregate principal amount of HK$64,260,000. The initial conversion price is HK$2.25, being a premium of 20.97% over the closing price of the Shares quoted on the Stock Exchange on 24 February, 2004 and a premium of 22.68% to the 10-day average price of the Shares over the 10 trading days up to and including 24 February, 2004. Assuming full conversion of the Bonds (including the Optional Bonds) at the initial conversion price of HK$2.25, the Bonds (including the Optional Bonds) will be convertible into approximately 384,115,555 Shares (subject to adjustment), representing approximately 19.40% of the issued share capital of the Company as at the date of this announcement and approximately 16.25% of the enlarged issued share capital of the Company.

MSI has been granted an Option which can be exercised on one or more occasions (provided that such Option shall not be exercised more than once on any one day), in whole or in part, at any time on or before the thirtieth day following the Closing Date, to require the Issuer to issue up to a further HK$64,260,000 in aggregate principal amount of Optional Bonds.

The Bondholders shall have the right to convert their Bonds into Shares at any time during the Conversion Period. The Bonds are guaranteed by the Company. Unless previously purchased and cancelled, redeemed or converted, the Issuer will redeem each Bond at 91.49% of its principal amount on the Maturity Date.

The estimated net proceeds of the Bonds Issue (excluding the Optional Bonds), after deduction of commission and administrative expenses (amounting to approximately HK$18 million), are approximately HK$782 million. The proceeds are currently intended to be used by the Company for the acquisition and development of new property projects and, pending such use, may be deployed for general working capital purposes.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated under certain circumstances. Please refer to the paragraph headed "SUBSCRIPTION AGREEMENT" below for further information.

As the Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares of the Company.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

The Issuer intends to apply for the listing of the Bonds on the Luxembourg Stock Exchange.

Date: 24 February, 2004

Parties: K. Wah International Finance Limited as issuer
The Company as guarantor
MSI (as far as the Directors are aware, MSI is an independent third party not connected with the Company, its directors, chief executive or substantial shareholder and its subsidiaries and any of their respective associates (as defined in the Listing Rules))

Subject to the fulfilment of the conditions set out below under the section headed "Conditions precedent of the Subscription Agreement", MSI has agreed to subscribe or procure subscribers for the Firm Bonds with an initial aggregate principal amount of HK$800,000,000 and if the Option is exercised, to subscribe or procure subscribers for the Optional Bonds with an aggregate principal amount up to HK$64,260,000.

MSI has been granted an Option which can be exercised on one or more occasions (provided that such Option shall not be exercised more than once on any one day), in whole or in part, at any time, on or before the thirtieth day following the Closing Date, to require the Issuer to issue up to a further HK$64,260,000 in aggregate principal amount of Optional Bonds.

The Bonds will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities outside the United States in reliance upon Regulation S of the US Securities Act. None of the Bonds will be offered to the public in Hong Kong nor will be placed to any connected persons (as defined in the Listing Rules) of the Company.

MSI or any person acting for or on behalf of MSI may (to the extent permitted by applicable laws) over-allot and effect transaction with a view to stabilising or maintaining a market price of the Bonds at levels which might otherwise prevail. However, there is no obligation on MSI to do this. Such stabilising, if commenced, may be discontinued at any time. MSI will conduct any such stabilisation activities in accordance with applicable laws and regulations (including, but not limited to, if applicable, the Listing Rules and the Securities and Futures Ordinance (Cap. 571)).

Undertakings

The Company and the Issuer have, among other things, jointly and severally undertaken with MSI that subject to the issue of the Bonds,

(i) except pursuant to and in accordance with the exercise of the option to subscribe for, or procure subscribers for, Optional Bonds, for the Restricted Period, neither the Issuer nor the Company nor any of their respective subsidiaries nor any person acting on any of their respective behalves shall, without the prior written consent of MSI, allot, issue, offer to allot or issue, pledge, sell, contract to sell, sell any contract to purchase, purchase any option to sell, grant any option, right or warrant to subscribe, otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) or deposit in any depositary receipt facility securities of the same class as the Bonds or the Shares or any

PROVIDED THAT MSI's consent shall not be required in respect of any sale or transfer of Shares or any interest therein to any of the Controlled Companies or wholly-owned subsidiaries of any of the Controlled Companies and for the avoidance of doubt, the undertaking given by the Relevant Shareholders shall continue to apply to each company to which Shares or interests therein have been sold or transferred under this proviso during the Restricted Period.

PRINCIPAL TERMS OF THE BONDS

The principal terms of the Bonds, which will be constituted by a trust deed to be entered into between the Company, the Issuer and a trustee (to be appointed) are summarised as follows:

Issuer

K. Wah International Finance Limited, a company incorporated with limited liability in the British Virgin Islands, which is a wholly-owned subsidiary of the Company.

Guarantor

K. Wah International Holdings Limited, a company incorporated with limited liability in Bermuda, the shares of which are listed on the Stock Exchange.

Principal Amount

The aggregate principal amount of the Bonds (excluding the Optional Bonds) will be HK$800,000,000, or HK$864,260,000 if all the Optional Bonds are issued.

Issue Price

100% of the principal amount of the Bonds.

Interest

The Bonds bear interest from the Closing Date at the rate of 0.50% per annum of the principal amount of the Bonds. Interest is payable on each Bond semi-annually in arrear on 23 March and 23 September in each year.

Conversion period

Bondholder(s) have the right to convert their Bonds into Shares at any time during the Conversion Period.

Conversion Price

The Bonds will be convertible into Shares at an initial conversion price of HK$2.25 per Share. The Conversion Price will be subject to adjustment for, among other things, subdivision or consolidation of Shares, the making of a free distribution of Shares, the declaration of a dividend in Shares and other dilutive events.

Cash settlement

Notwithstanding the Conversion Right of each Bondholder in respect of each Bond, at any time when the delivery of Shares deliverable upon conversion of the Bonds is required to satisfy the Conversion Right in respect of a notice of conversion, the Issuer shall have the option to pay to the relevant

REASONS FOR AND BENEFITS OF THE BONDS ISSUE

The Bonds Issue will enlarge the capital base of the Company. Taking into account that the Conversion Price represents a premium to the prevailing Share price, the Directors are of the view that the terms and conditions of the Bonds are fair and reasonable and are in the interest of the Group as a whole.

GENERAL

The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment and manufacture, sale and distribution of construction materials.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated under certain circumstances. Please refer to the paragraph headed "SUBSCRIPTION AGREEMENT" above for further information.

As the Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares of the Company.

The Company has not had any fund raising activities on the Stock Exchange in the past 12-month period.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 25 February, 2004 pending the release of this announcement. The Company has applied for a resumption of trading in its Shares with effect from 9:30 a.m. on 26 February, 2004.

TERMS USED IN THIS ANNOUNCEMENT

"Bonds" the Firm Bonds and the Optional Bonds

"Bondholder(s)" holder(s) of the Bonds from time to time

"Bonds Issue" the subscription and issue of the Firm Bonds with an initial aggregate principal amount of HK$800,000,000 and the Optional Bonds with an aggregate principal amount of HK$64,260,000 under the Subscription Agreement

"Change of Control" unless deemed otherwise by virtue of the terms and conditions of the Bonds,

(i) any Person or Persons (as defined in the terms and conditions of the Bonds) acting together, acquires Control of the Company if such Person or Persons (as defined in the terms

(i) except pursuant to and in accordance with the exercise of the option to subscribe for, or procure subscribers for, Optional Bonds, for the Restricted Period, neither the Issuer nor the Company nor any of their respective subsidiaries nor any person acting on any of their respective behalves shall, without the prior written consent of MSI, allot, issue, offer to allot or issue, pledge, sell, contract to sell, sell any contract to purchase, purchase any option to sell, grant any option, right or warrant to subscribe, otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) or deposit in any depositary receipt facility, securities of the same class as the Bonds or the Shares or any securities which are convertible into or exercisable or exchangeable for or otherwise carrying rights to acquire or subscribe for securities of the same class as the Bonds or the Shares or enter into any agreement or arrangement whereby any such securities or interests may be issued during the Restricted Period or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares or Bonds, whether any such transaction above is to be settled by delivery of Shares, Bonds or such other securities, in cash or otherwise, during the Restricted Period, otherwise than pursuant to the conversion of the Bonds or the granting of any option, or the exercise of any such option granted or to be granted, under the existing share option scheme or the share option scheme adopted on 28 September, 1995 of the Company or the declaration and distribution of any dividend in Shares by the Company; and

(ii) the Company and the Issuer will procure that each of the Relevant Shareholders shall, at the same time as the Subscription Agreement is signed, execute under seal a written undertaking to MSI, the terms of which are summarised under the paragraph headed "Undertakings of Relevant Shareholders" below.

Conditions precedent of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, among other things:

(i) MSI being satisfied with the results of its due diligence investigations on the Company, the Issuer and their respective subsidiaries for the purposes of the preparation of the Offering Circular and the Offering Circular being prepared in form and content in all respects reasonably satisfactory to MSI;

(ii) the execution and delivery (on or before the Closing Date) of a trust deed constituting the Bonds and incorporating the terms and conditions of the Bonds and a registrar, paying, conversion and transfer agency agreement and all other documentation ancillary to the transactions contemplated in the Subscription Agreement by the respective parties in a form and content in all respects satisfactory to MSI and a trustee to be appointed by the Issuer; and

(iii) an application for listing the Bonds having been made to the Luxembourg Stock Exchange and the Stock Exchange having agreed to list the Conversion Shares, subject to such conditions as the Stock Exchange may impose.

Termination

MSI may, by notice to the Issuer and the Company given at any time prior to payment of the net subscription moneys for the Bonds to the Issuer on the Closing Date, terminate the Subscription Agreement or, after the Closing Date and prior to payment of the net subscription moneys for Optional Bonds to the Issuer on an Option Closing Date, terminate the outstanding obligations of each party with respect to the said Optional Bonds in any of the following circumstances:

(i) if there shall have come to the notice of MSI any breach of, or any event rendering untrue or incorrect in any material respect any of the warranties and representations contained in the Subscription Agreement when given or repeated or any material failure to perform any of the Issuer's or the Company's undertakings or agreements in the Subscription Agreement;

(ii) if any of the conditions set out in the Subscription Agreement has not been satisfied;

(iii) if (a) trading generally shall have been suspended or materially limited on or by, as the case may be, any of the Stock Exchange or the Luxembourg Stock Exchange, (b) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market save for any temporary suspension for not more than 3 business days pending the issue of an announcement but lifted before the Closing Date, (c) a material disruption in securities settlement, payment or clearance services in Hong Kong shall have occurred, (d) a general moratorium on commercial banking activities in Hong Kong shall have been declared by the Hong Kong authorities or (e) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates (and, for this purpose, currency exchange rates shall be limited to those for Hong Kong dollars, Euro, Japanese Yen, Sterling Pound, US dollars and Renminbi) or controls or any calamity or crisis that, in the judgment of MSI, is material and adverse and which, singly or together with any other event specified in this paragraph (iii), makes it, in the sole judgment of MSI (after consultation with the Company, if practicable), impracticable or inadvisable to market the Bonds on the terms and in the manner contemplated in the Subscription Agreement or in the Offering Circular.

Subject to the foregoing, the Subscription Agreement is expected to be completed on the Closing Date. If the Option is exercised, the issue of the Optional Bonds will complete on the Option Closing Date. The Firm Bonds and the Optional Bonds are expected to be issued on the Closing Date and the Option Closing Date respectively.

The initial conversion price at HK$2.25 per Share represents a premium of 20.97% to the closing price of the Shares quoted on the Stock Exchange on 24 February, 2004 and a premium of 22.68% to the 10-day average price of the Shares over the 10 trading days up to and including 24 February 2004.

The Shares issuable upon conversion of the Bonds will be issued and allotted by the Company pursuant to the general mandate granted to the Directors at the annual general meeting held on 23 May, 2003.

UNDERTAKINGS OF RELEVANT SHAREHOLDERS

Each of the Relevant Shareholders has undertaken in writing to MSI and agreed that (i) he or she (as the case may be) will not, and (ii) he or she will procure all companies directly or indirectly controlled by him or her (as the case may be) and which hold any Shares or any interest therein ("Controlled Companies") and subsidiaries of each such company and any persons and companies acting on any of their respective behalves will not, and (iii) he or she will use his or her best effort to procure that (a) HSBC International Trustee Limited ("HSBC Trustee") in the capacity as trustee of the discretionary family trusts of which any of the Relevant Shareholders is a beneficiary, settlor or potential discretionary object; and (b) companies controlled by HSBC Trustee and through which HSBC Trustee holds any Shares in which any of the Shareholders is directly or indirectly interested will not, without the prior written consent of MSI, for the Restricted Period, allot, issue, offer to allot or issue, pledge, sell, charge, contract to sell, sell any contract to purchase, purchase any option to sell, grant any option, right or warrant to subscribe, otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) or deposit in any depositary receipt facility, securities of the same class as the Bonds or the Shares or any securities which are convertible into or exercisable or exchangeable for or otherwise carrying rights to acquire or subscribe for securities of the same class as the Bonds or the Shares or enter into any agreement or arrangement whereby any such securities or interests may be issued during the Restricted Period or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares or Bonds, whether any such transaction above is to be settled by delivery of Shares, Bonds or such other securities, in cash or otherwise, during the Restricted Period.

Conversion Price will be subject to adjustment for, among other things, subdivision or consolidation of Shares, the making of a free distribution of Shares, the declaration of a dividend in Shares and other dilutive events.

Cash settlement

Notwithstanding the Conversion Right of each Bondholder in respect of each Bond, at any time when the delivery of Shares deliverable upon conversion of the Bonds is required to satisfy the Conversion Right in respect of a notice of conversion, the Issuer shall have the option to pay to the relevant Bondholder an amount of cash in Hong Kong dollars equal to the Cash Settlement Amount (as defined in the in the terms and conditions of the Bonds) in order to satisfy such Conversion Right in full or in part (in which case the other part shall be satisfied by the delivery of Shares).

Ranking of Conversion Shares

Conversion Shares will rank pari passu in all respects with the Shares then in issue on the relevant date of registration of holders of such Shares on the register of members of the Company.

Transfer

The Bonds are transferable without restrictions.

Maturity

Unless previously redeemed, purchased and cancelled or converted, the Issuer will redeem each Bond at 91.49% of its principal amount on the Maturity Date.

Redemption at the Option of the Bondholders

On the Put Option Date, each Bondholder shall have the right at such Bondholder's option to require the Issuer to redeem all or some only (being HK$10,000 in principal amount or an integral multiple thereof) of the Bonds held by such Bondholder on the Put Option Date at 96.53% of the principal amount of each such Bond.

Redemption at the Option of the Issuer

On or at any time after 6 April, 2005 but prior to the Maturity Date, the Issuer may, having given not less than 30 nor more than 60 days' notice to the Bondholders, the Trustee (as defined in the Subscription Agreement) and the Principal Agent (as defined in the terms and conditions of the Bonds) (which notice will be irrevocable), redeem all or some only (being HK$10,000 in principal amount or an integral multiple thereof) of the Bonds from time to time at their Early Redemption Amount, provided, however, that no such redemption may be made unless the closing price of the Shares (as derived from the Stock Exchange's daily quotations sheet or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange (as defined in the terms and conditions of the Bonds)) for each of any 20 dealing days falling within a period of 30 consecutive dealing days, the last day of which period occurs no more than five dealing days prior to the date upon which notice of such redemption is given, was at least 125% of the Conversion Price then in effect.

In addition, the Issuer may at any time on or after 23 April, 2004, having given not less than 30 nor more than 60 days' notice to the holders of the Bonds, the Trustee (as defined in the Subscription Agreement) and the Principal Agent (as defined in the terms and conditions of the Bonds) (which notice will be irrevocable), redeem all (but not some only) of the Bonds at their Early Redemption Amount if at least 90% of the principal amount of the Bonds had already been converted or redeemed or repurchased and cancelled.

If a Change of Control occurs with respect to the Company, each holder of the Bonds will have the right at such holder's option, to require the Company to repurchase all (or any portion of the principal amount thereof which is HK$10,000 or any integral multiple thereof) of such holder's Bonds on the date set by the Company for such repurchase, which shall not be less than 30 nor more than 60 days following the date on which the Company notifies the Trustee (as defined in the Subscription Agreement) of the Change of Control, at a price equal to the Early Redemption Amount of the Bonds.

Voting rights

Bondholders will not have any right to attend or vote in any meeting of the Company by virtue of their being Bondholders.

Form of the Bonds and Denomination

The Bonds will be in registered form only and in denominations of HK$10,000 each.

Ranking of the Bonds

The Bonds constitute direct, unsubordinated, unconditional and (subject to the terms and conditions of the Bonds) unsecured obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves.

Listing

Application will be made for the listing of the Bonds on the Luxembourg Stock Exchange. The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF CONVERSION

Based on the initial conversion price of HK$2.25 and assuming full conversion of the Bonds (including the Optional Bonds), the Bonds (including the Optional Bonds) will be convertible into 384,115,555 Shares (subject to adjustment), representing approximately 19.40% of the issued share capital of the Company as at the date of this announcement and approximately 16.25% of the enlarged issued share capital of the Company.

The following table summarises the shareholding structure of the Company as at the date of this announcement:

	Existing (as at the date of this announcement)		Assuming the Bonds (including the Optional Bonds) are fully converted into Shares at the initial conversion price of HK$2.25 each	
Name of Shareholder	**No. of Shares**	**% of issued share capital of the Company**	**No. of Shares**	**% of enlarged issued share capital of the Company**
Interests of the Relevant Shareholders in aggregate in the Company	1,286,701,368	65%	1,286,701,368	54.44%
Other Shareholders	692,787,380	35%	692,787,380	29.31%
Bondholders	—	—	384,115,555	16.25%
Total	1,979,488,748	100%	2,363,604,303	100%

USE OF PROCEEDS

The estimated net proceeds of the Bonds Issue (excluding the Optional Bonds), after deduction of commission and administrative expenses (amounting to approximately HK$18 million), are approximately HK$782 million. The proceeds are currently intended to be used by the Company for the acquisition and development of new property projects and, pending such use, may be deployed for general working capital purposes.

Agreement

"Change of Control" — unless deemed otherwise by virtue of the terms and conditions of the Bonds,

(i) any Person or Persons (as defined in the terms and conditions of the Bonds) acting together, acquires Control of the Company if such Person or Persons (as defined in the terms and conditions of the Bonds) does not or do not have, and would not be deemed to have, Control of the Company on 24 February, 2004; or

(ii) the Company consolidates with or merges into or sells or transfers all or substantially all of the Company's assets to any other Person (as defined in the terms and conditions of the Bonds), unless the consolidation, merger, sale or transfer will not result in the other Person or Persons (as defined in the terms and conditions of the Bonds) acquiring Control over the Company or the successor entity

"Closing Date" — the date (expected to be on or before 23 March, 2004 or such later date as the Issuer, the Company and MSI may agree) on which the Firm Bonds are issued

"Company" — K. Wah International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange

"Control" — the right to appoint and/or remove all or the majority of the members of the Company's board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise

"Conversion Period" — at any time on or after 23 April 2004 up to the close of business on 8 March, 2009 (but in no event thereafter) or if such Bond shall have been called for redemption before 8 March, 2009, then up to the close of business on the date seven business days prior to the date fixed for redemption thereof

"Conversion Price" — the price per Share at which the Bonds may be converted into Shares

"Conversion Right" — the right of a Bondholder to convert any Bond into Shares

"Conversion Shares" — Shares to be allotted and issued by the Company upon conversion of the Bonds

"Directors" — directors of the Company

"Early Redemption Amount" — in relation to a Bond to be redeemed on any redemption date, an amount of principal that would result in an annual yield on the Bond purchased on the date of the original issue of the Bond, at its principal amount, of -1.25% per annum through to the redemption date, calculated on a semi-annual bond equivalent basis using a 365-day year

"Firm Bonds" — the 0.50 per cent. Guaranteed Convertible Bonds due 2009 of an initial aggregate principal amount of HK$800,000,000

"Group" — the Company and its subsidiaries

"HK$" — Hong Kong dollars

"Hong Kong" — the Hong Kong Special Administrative Region of the People's Republic of China

"Issuer" — K. Wah International Finance Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company

"Listing Rules" — the Rules Governing the Listing of Securities on the Stock Exchange

"Maturity Date" — 23 March, 2009

"MSI" — Morgan Stanley & Co. International Limited

"Offering Circular" — the offering circular to be issued in connection with the issue and offering of the Bonds

"Option" — an option granted by the Issuer to MSI to subscribe or procure subscribers for all or any of the Optional Bonds, exercisable on or before the thirtieth day following the Closing Date

"Optional Bonds" — the additional 0.50 per cent. Guaranteed Convertible Bonds due 2009 with an aggregate principal amount up to HK$64,260,000 to be subscribed by MSI or investors procured by MSI at the election of MSI

"Option Closing Date" — the date on which the Optional Bonds are to be issued

"PRC" — the People's Republic of China

"Put Option Date" — 23 March, 2006

"Restricted Period" — a period commencing from the date of the Subscription Agreement to 90 days from the Closing Date

"Relevant Shareholders" — Dr. Lui Che Woo, Ms. Lui Wai Yu, Paddy and Mr. Lui Yiu Tung, Francis

"Share(s)" — ordinary shares of HK$0.10 each in the share capital of the Company

"Shareholder(s)" — holder(s) of Shares

"Stock Exchange" — The Stock Exchange of Hong Kong Limited

"Subscription Agreement" — a conditional subscription agreement entered into between, the Issuer, the Company and MSI on 24 February, 2004 in connection with the issue by the Issuer of the Firm Bonds with an aggregate principal amount of HK$800,000,000 and, subject to the exercise of the Option by MSI, the Optional Bonds with up to an aggregate principal amount of HK$64,260,000

"United States" or "US" — the United States of America, its territories and possessions, any State of the United States, and the District of Columbia

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong
Company Secretary

Hong Kong, 25 February, 2004

website: www.kwih.com

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈並不構成出售或勸誘購買任何證券之要約，本公佈或其任何內容亦不構成任何合約或承諾之任何部份。本公佈或任何副本不應在美國境內分派或派發予美籍人士。未經登記或獲豁免登記之證券不得在美國境內提呈，本公佈所述之證券將按一切適用法律及規例出售。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*

（於百慕達註冊成立之有限公司）

建議由K. WAH INTERNATIONAL FINANCE LIMITED
發行於二零零九年到期之
0.50厘有擔保可換股債券

可轉換為嘉華國際集團有限公司之普通股

本公司（作為擔保人）及發行人與MSI就發行人發行確認債券訂立日期為二零零四年二月二十四日之認購協議，初步本金總額為港幣800,000,000元，待MSI行使選擇權後，選擇權債券之本金總額為港幣64,260,000元。初步換股價為港幣2.25元，較股份於二零零四年二月二十四日在聯交所所報之收市價溢價20.97%，以及較股份截至二零零四年二月二十四日（包括該日）止十個交易日之十日平均股價溢價22.68%。假設債券（包括選擇權債券）按初步換股價港幣2.25元獲全數轉換，則債券（包括選擇權債券）將會轉換為約384,115,555股股份（可予調整），佔本公司於本公佈日期已發行股本約19.40%及本公司經擴大已發行股本約16.25%。

MSI已獲授一個選擇權，該選擇權可於一個或以上情況下（條件為該選擇權不得於任何一日內行使一次以上）於截止日期後第三十日或以前之任何時間內獲行使全部或部份，以規定發行人另行發行選擇權債券本金總額最多達港幣64,260,000元。

債券持有人有權於換股期間之任何時間轉換彼等之債券為股份。債券由本公司擔保。除非事前已被購入及註銷、贖回或轉換，否則發行人將於到期日按本金額之91.49%贖回每份債券。

債券發行事項（不包括選擇權債券）之估計所得款項淨額經扣除佣金及行政開支（約港幣18,000,000元）後約港幣782,000,000元。所得款項現時擬由本公司動用作收購及開發新物業項目，並於未作該等動用前，可用作一般營運資金。

認購協議須待本公佈所載之先決條件達成及／或獲豁免後，方告完成。此外，認購協議可於若干情況下予以終止。詳情請參閱下文「認購協議」一段。

由於認購協議可能會或不會完成，因此建議股東及有意投資人士於買賣股份時審慎考慮。

本公司將向聯交所申請批准轉換股份上市及買賣。

發行人擬申請債券於盧森堡交易所上市。

應本公司要求，股份自二零零四年二月二十五日上午九時三十分起在聯交所暫停買賣，以待刊發本公佈。本公司已申請股份自二零零四年二月二十六日上午九時三十分起恢復買賣。



認購協議

日期： 二零零四年二月二十四日

訂約方： K. Wah International Finance Limited（作為發行人）

本公司（作為擔保人）

MSI（據董事所知，MSI 為獨立第三方，與本公司、其董事、行政總裁或主要股東及其附屬公司以及彼等各自之聯繫人（定義見上市規則）概無關連）

待下文「認購協議之先決條件」一節所載之條件達成後，MSI 同意認購或促使認購人認購公司債券，初步本金總額為港幣800,000,000元，及倘選擇權獲行使，認購或促使認購人認購選擇權債券，本金總額最多達港幣64,260,000元。

MSI 獲授一個選擇權，該選擇權可於一個或以上情況下（條件為該選擇權不得於任何一日內行使一次以上）於截止日期後第三十日或以前之任何時間內獲行使全部或部份，以規定發行人另行發行選擇權債券本金總額最多達港幣64,260,000元。

債券將會依據美國 Regulation S條例提呈發售及出售予日常業務涉及在美國境外買賣或投資證券的人士。債券一概不會向香港公眾人士提呈發售，亦不會配售予本公司任何關連人士（定義見上市規則）。

MSI 或任何代其行動或代表人士可能（在適用法例批准之情況下）超額配發及進行交易，以穩定或維持債券之市場價格水平。然而，MSI 並無責任進行此等活動。穩定價格措施開始以後亦可隨時停止。MSI 將進行根據適用法例及規例（包括但不限於（倘適用）上市規則及第571章證券及期貨條例）進行穩定價格措施。

承諾

本公司及發行人（其中包括）共同及個別向 MSI 承諾，待債券發行後：

(i) 除按照及根據行使選擇權以認購或促使認購人認購選擇權債券外，於禁售期內，發行人或本公司或彼等各自之附屬公司或代表彼等行動之任何人士概不能於事先未取得 MSI 書面同意之情況下配發、發行、提呈發售以配發或發行、抵押、出售、訂約出售、出售任何合約以購買、購買任何選擇權以出售、授出惟向被控制公司或任何被控制公司之全資附屬公司作出股份或任何有關權益之任何出售或轉讓則毋須MSI之同意書。為免生疑，有關股東所作出之承諾須繼續適用於根據本限制性條款於禁售期內獲出售或轉讓股份或有關權益之各公司。

債券之主要條款

由本公司、發行人及一名信託人（有待委任）以信託契據方式建成之債券主要條款概述如下：

發行人

K. Wah International Finance Limited，一間於英屬處女群島註冊成立之有限公司，為本公司之全資附屬公司。

擔保人

嘉華國際集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市。

本金金額

債券（不包括選擇權債券）之本金總額將為港幣800,000,000元，或倘選擇權債券獲悉數發行則為港幣864,260,000元。

發行價

債券本金金額之100%。

利息

債券附帶自截止日期起計以債券本金金額按年利率0.50厘計算之利息。各債券須於每年之三月二十三日及九月二十三日每半年支付利息欠款。

轉換期

債券持有人有權於轉換期之任何時間將彼等之債券轉換為股份。

換股價

債券將按初步換股價每股2.25港元轉換為股份。換股價將視乎（其中包括）分拆或合併股份、免費分發股份、宣派股息及其他攤薄事宜而作出調整。

所得款項用途

債券發行事項（不包括選擇權債券）之估計所得款項淨額經扣減佣金及行政開支（約港幣18,000,000元）後約港幣782,000,000元。所得款項現時擬由本公司動用作收購及開發新物業項目，並於未作該等動用前，可用作一般營運資金。

債券發行事項之理由及效益

債券發行事項將擴大本公司之資本基礎。經計及換股價較現有股份價格存在溢價，董事認為債券之條款及條件乃公平合理，且符合本集團之整體利益。

一般資料

本公司乃一間投資控股公司，其附屬公司之主要業務為物業發展及投資，以及生產、銷售及分銷建築材料。

認購協議須待本公佈所載之先決條件達成及／或獲豁免後，方告完成。此外，認購協議可於若干情況下予以終止。詳情請參閱上文「認購協議」一段。

由於認購協議可能會或不會完成，因此建議股東及有意投資人士於買賣股份時審慎考慮。

本公司於過去十二個月並無於聯交所進行任何集資活動。

應本公司要求，股份自二零零四年二月二十五日上午九時三十分起在聯交所暫停買賣，以待刊發本公佈。本公司已申請股份自二零零四年二月二十六日上午九時三十分起恢復買賣。

本協議採用之詞彙

「債券」	指	確認債券及選擇權債券
「債券持有人」	指	債券不時之持有人
「債券發行事項」	指	根據認購協議認購及發行初步本金總額港幣800,000,000元之公司債券及初步本金總額港幣64,260,000元之選擇權債券

「控制權變動」 指 除非按債券之條款及條件另作定義，否則：

(i) 任何人士或一致行動之人士取得本公司之控制權（定

2

本公司及發行人(其中包括)共同及個別向MSI承諾，待債券發行後：

(i) 除按照及根據行使選擇權以認購或促使認購人認購選擇權債券外，於禁售期內，發行人或本公司或彼等各自之附屬公司或代表彼等行動之任何人士概不能於事先未取得MSI書面同意之情況下配發、發行、提呈發售以配發或發行、抵押、出售、訂約出售、出售任何合約以購買、購買任何選擇權以出售、授出任何選擇權、權利或認購權證以認購、以其他方式轉讓或出售(不論有條件或無條件，或直接或間接，或其他形式)或利用任何信託安排寄存與債券或股份屬同一類別之證券或任何可轉換、可行使或可轉換或以其他附帶權利收購或認購與債券或股份屬同一類別之證券或訂立使任何證券或權益可於禁售期發行之任何協議或安排或訂立任何掉期或其他安排以向他人轉讓擁有股份或債券之任何經濟後果(全部或部份)，不論任何上述交易將以交付股份、債券或有關其他證券、現金或以其他方式於禁售期內交收，惟根據債券獲轉換或授出任何選擇權或行使任何根據本公司現有購股權計劃或於一九九五年九月二十八日採納之購股權計劃已授出或將予授出之有關選擇權或本公司宣派或分派任何股份之股息除外；及

(ii) 本公司及發行人將促使各有關股東於簽訂認購協議之同時，向MSI簽立蓋章之承諾書，其條款於下文「有關股東之承諾」一段內概述。

認購協議之先決條件

認購協議須待以下(其中包括)條件達成後，方告完成：

(i) MSI滿意本公司、發行人及彼等各自之附屬公司就編製發售通函所進行之盡職審查結果，而發售通函各方面之編製形式及內容均獲MSI合理地滿意；

(ii) 各方已簽立及送交的(於截止日期或以前)構成債券之信託契據，並加入債券之條款與條件，以及一份登記、支付、轉換及轉讓代理協議及認購協議項下擬進行交易之所有其他相關文件的各方面之形式及內容均獲MSI及由發行人委任信託人所滿意；及

(iii) 本公司已向盧森堡交易所申請債券上市，而聯交所同意轉換股份上市(須受聯交所可予實行之條件所限制)。

終止

MSI可於截止日期向發行人支付債券認購款項淨額前之任何時間內向發行人及本公司發出通知終止認購協議，或於截止日期後及於選擇權截止日期向發行人支付選擇權債券之認購款項淨額前，終止各方就上述選擇權債券尚未履行之責任，這些情形包括：

(i) 倘MSI獲悉認購協議之保證及聲明於原先作出時或其後重述時在任何重大方面屬失實或不確，或於任何重大方面未能履行發行人或本公司於認購協議之承諾或協議；

(ii) 倘認購協議所載之任何條件未能達成；

(iii) 倘(a)聯交所或盧森堡交易所暫停或嚴重限制交易或於聯交所或盧森堡交易所進行交易受到嚴重限制(視乎情況而定)，(b)本公司任何證券暫停於任何交易所或任何場外交易市場買賣(惟任何不多於三個營業日以待發行公佈並於截止日期前取消之臨時終止除外)，(c)香港之證券交收、付款或結算服務受到重大干擾，(d)香港機構宣佈全面暫停香港商業銀行業務或(e)進入緊急狀態或開戰或MSI認為金融市場、貨幣匯率(就此而言，貨幣匯率限於港元、歐元、日元、英鎊、美元及人民幣)出現重大不利變動或操控或任何災難或動亂，以及有關事件單一或連同第(iii)段所述之任何其他事項，致使MSI全權認為(經諮詢本公司(倘適用)後)導致不能或不利於按照認購協議或發售通函所訂明之條款及方式推出債券。

在符合上述之情況下，認購協議預期於截止日期完成。倘選擇權獲行使，則選擇權債券之發行將於選擇權截止日期完成。公司債券及選擇權債券預期分別於截止日期及選擇權截止日期予以發行。

初步轉換股價為每股2.25港元，較股份於二零零四年二月二十四日在聯交所所報之收市價溢價20.97%，以及較股份截至二零零四年二月二十四日(包括該日)止十個交易日之十日平均股價溢價22.68%。

轉換債券可予發行之股份將由本公司根據於二零零三年五月二十三日舉行之股東週年大會上授予董事之一般授權發行及配發。

有關股東之承諾

有關股東已各自向MSI作出書面承諾及同意(i)彼將不會，及(ii)彼將會促使由彼直接或間接控制及持有任何股份或任何權益之所有公司(「被控制公司」)及各有關公司之附屬公司及任何代表彼等進行任何行動之人士及公司不會，及(iii)彼將盡力促使(a)HSBC International Trustee Limited(「HSBC Trustee」)以全權家族信託(任何有關股東為該等信託之受益人、創立人或潛在全權信託對象)之信託人身份；及(b)由HSBC Trustee控制及HSBC Trustee透過其持有任何股東直接或間接擁有權益之任何股份而控制之公司不會在未得MSI之書面同意前於禁售期配發、發行、提呈配發或發行、質押、出售、抵押、訂約出售、出售任何合約以購買、購買任何購股權以出售、授出任何購股權、權利或認股權證以認購、或以其他方式轉讓或出售(不論有條件或無條件，或直接或間接，或任何其他方式)或利用任何預託證券安排寄存與債券或股份屬同一類別之證券或任何可轉換、可行使或可轉換或以其他附帶權利收購或認購與債券或股份屬同一類別證券之證券或訂立使任何證券或權益可於禁售期發行之任何協議或安排或訂立任何掉期或其他安排以向他人轉讓股份或債券之任何經濟後果所有權(全部或部份)，不論任何上述交易將以交付股份、債券或有關其他證券、現金或以其他方式於禁售期內交收。

債券持有人有權於轉換期之任何時間將彼等之債券轉換為股份。

換股價

債券將按初步換股價每股2.25港元轉換為股份。換股價將視乎（其中包括）分拆或合併股份、免費分發股份、宣派股息及其他攤薄事宜而作出調整。

現金交收

儘管各債券持有人每份債券之轉換權，倘於任何時間可予交付之股份於轉換債券而進行交付時，股份交付按轉換權就轉換通知進行轉換時之任何時間進行交付，發行人有權選擇以港元現金向有關債券持有人支付相等於現金交收數額（如債券條款及條件所界定者），以達成全部或部份有關之轉換權（倘屬達成部份轉換權，則其他部份須以交付股份方式達成）。

轉換股份之地位

轉換股份將於各方面與有關股份持有人於本公司股東名冊註冊之有關日期時之已發行股份具有相同地位。

轉讓

債券可予轉讓而並無任何限制。

到期

除非事前已購入及註銷、贖回或轉換，否則發行人將於到期日按本金額之91.49%贖回每份債券。

債券持有人按選擇權贖回

於認沽權日期，各債券持有人將有權按債券持有人之選擇權要求發行人按每份有關債券本金額之96.53%，贖回有關債券持有人於認沽權日期持有之全部或僅部份（本金額港幣10,000元或其完整倍數）債券。

發行人按選擇權贖回

發行人可於二零零五年四月六日或其後任何時間但到期日前，向債券持有人、信託人（定義見認購協議）及總代理（定義見債券之條款及條件）發出三十日至六十日之通知（不可撤回），以便不時按提早贖回金額贖回全部或僅部份（本金額港幣10,000元或其完整倍數）債券，惟僅在股份於連續三十個交易日期間（期間之最後一日不得遲於發出有關贖回通知五個交易日前）任何二十個交易日之收市價（按聯交所日報表或（視情況而定）其他證券交易所（定義見債券之條款及條件）之等同報價表所報）不低於當時生效之換股價125%之情況下，方可進行有關贖回。

此外，倘債券本金額不少於90%已獲轉換或贖回或購回及註銷，則發行人可於二零零四年四月二十三日或之後任何時間，向債券持有人、信託人（定義見認購協議）及總代理（定義見債券之條款及條件）發出三十日至六十日之通知（不可撤回），按提早贖回金額贖回全部（但非部份）債券。

倘本公司出現控制權變動，各債券持有人將有權按持有人所選擇要求本公司於本公司就有關購回所設定之日期（必須於本公司知會信託人（定義見認購協議）有關控制權變動之三十日至六十日期間），按相等於債券提早贖回金額之價格，購回有關持有人之全部（或相等於港幣10,000元或其完整倍數之本金額任何部份）債券。

投票權

債券持有人就彼等作為債券持有人之身份將不會享有任何權利出席或於本公司任何會議上投票。

債券之形式及幣值

債券將僅以記名方式按每份港幣10,000元為單位發行。

債券之地位

債券構成發行人之直接、非後償、無條件及（按債券之條款及條件調整）無抵押責任，並於任何時候均享有同等地位，且本身並無附帶任何優惠權或優先權。

上市

本公司將申請債券於盧森堡股份交易所上市。本公司將向聯交所申請批准轉換股份上市及買賣。

轉換對本公司股本之影響

根據初步換股價港幣2.25元並假設債券（包括選擇權債券）獲悉數轉換計算，債券（包括選擇權債券）將轉換為384,115,555股股份（可予調整），佔本公司於本公佈日期之已發行股本約19.40%及本公司擴大後已發行股本約16.25%。

本公司於本公佈日期之股權架構概述如下：

股東名稱	現有（於本公佈日） 股數	佔本公司已發行股本百分比	假設債券（包括選擇權債券）按初步換股價每股港幣2.25元悉數轉換 股數	佔本公司經擴大股本百分比
有關股東於本公司之總計權益	1,286,701,368	65%	1,286,701,368	54.44%
其他股東	692,787,380	35%	692,787,380	29.31%
債券持有人	—	—	384,115,555	16.25%
合計	1,979,488,748	100%	2,363,604,303	100%

「債券持有人」	指	債券不時之持有人
「債券發行事項」	指	根據認購協議認購及發行初步本金總額港幣800,000,000元之公司債券及初步本金總額港幣64,260,000元之選擇權債券
「控制權變動」	指	除非按債券之條款及條件另作定義，否則： (i) 任何人士或一致行動之人士取得本公司之控制權（定義見債券之條款及條件），而該人士或該等人士於二零零四年二月二十四日並無或並不及並不視作擁有本公司之控制權；或 (ii) 本公司將其資產綜合或合併至任何其他人士（定義見債券之條款及條件）或出售或轉讓其全部或絕大部份資產予任何其他人士，惟有關綜合、合併、出售或轉讓將不會導致其他人士或該等人士取得本公司或存續實體之控制權（定義見債券之條款及條件）除外
「截止日期」	指	公司債券之發行日期（預期為二零零四年三月二十三日或之前或發行人、本公司及MSI同意之較後日期）
「本公司」	指	嘉華國際集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市
「控制權」	指	委任及／或辭退本公司董事會或其他管理機構所有或主要成員之權利，而不論該權利為直接或間接取得，以及不論以股本擁有權、擁有投票權、合約或其他方式取得權利
「換股期間」	指	二零零四年四月二十三日或之後任何時間截至二零零九年三月八日營業時間結束時（無論如何不得遲於此期間）或倘有關債券於二零零九年三月八日前獲要求贖回，則截至有關贖回之固定日期七個營業日前當日之營業時間結束時
「換股價」	指	債券可轉換為股份所按照之每股價格
「轉換權」	指	債券持有人轉換任何債券為股份之權利
「轉換股份」	指	本公司於債券獲轉換時將予配發及發行之股份
「董事」	指	本公司董事
「提早贖回金額」	指	就任何贖回日贖回之債券而言，可導致於債券原定發行日期按本金額購買之債券之全年回報截至贖回日為每年-1.25%，以一年365日按半年度債券相等基準計算
「確認債券」	指	於二零零九年到期初步本金總額港幣800,000,000元之0.50厘有擔保可換股債券
「本集團」	指	本公司及其附屬公司
「港幣」	指	香港貨幣
「香港」	指	中華人民共和國香港特別行政區
「發行人」	指	K. Wah International Finance Limited，一間於英屬處女群島註冊成立之有限公司，為本公司之全資附屬公司
「上市規則」	指	聯交所證券上市規則
「到期日」	指	二零零九年三月二十三日
「MSI」	指	Morgan Stanley & Co. International Limited
「發售通函」	指	就發行及發售債券而將予發行之通函
「選擇權」	指	發行人授予 MSI 之選擇權，可於截止日期後第三十日或之前行使以認購或促使認購人認購全部或任何選擇權債券
「選擇權債券」	指	額外增設於二零零九年到期本金總額最多達港幣64,260,000元之0.50厘有擔保可換股債券，將由 MSI 選擇由 MSI 或 MSI 促使投資者認購
「選擇權截止日期」	指	選擇權債券將予發行之日期
「中國」	指	中華人民共和國
「認沽權日期」	指	二零零六年三月二十三日
「禁售期」	指	認購協議日期起至截止日期後九十日止期間
「有關股東」	指	呂志和博士、呂慧瑜女士及呂耀東先生
「股份」	指	本公司股本中每股面值港幣0.10元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購協議」	指	發行人、本公司與 MSI 於二零零四年二月二十四日就發行人發行本金總額港幣800,000,000元之公司債券而訂立之有條件認購協議，倘 MSI 行使選擇權，選擇權債券則可最高達本金總額港幣64,260,000元
「美國」	指	美利堅合眾國、其領土及屬土、美國任何州份及哥倫比亞特區

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

香港，二零零四年二月二十五日

網站：www.kwih.com

* 僅供識別